EXHIBIT 99.149

HIGHTIDE

HIGH TIDE INC.

ANNUAL INFORMATION FORM

For the Fiscal Year Ended October 31, 2020

March 5, 2021

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	1
MARKET AND INDUSTRY DATA	1
CAUTIONARY STATEMENTS	1
CERTAIN DOCUMENTS INCORPORATED BY REFERENCE	4
GLOSSARY OF TERMS	5
CORPORATE STRUCTURE	10
GENERAL DEVELOPMENT OF THE BUSINESS	13
DESCRIPTION OF THE BUSINESS	19
REGULATORY OVERVIEW	24
U.S. CANNABIS-RELATED ACTIVITIES DISCLOSURE	30
RISK FACTORS	37
DIVIDENDS AND DISTRIBUTIONS	37
DESCRIPTION OF CAPITAL STRUCTURE	37
MARKET FOR SECURITIES	40
ESCROWED SECURITIES	42
DIRECTORS AND OFFICERS	42
PROMOTERS	46
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	46
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	47
TRANSFER AGENTS AND REGISTRARS	47
MATERIAL CONTRACTS	47
INTERESTS OF EXPERTS	47
AUDIT COMMITTEE	47
ADDITIONAL INFORMATION	48
SCHEDULE “A” - NON-EXHAUSTIVE LIST OF RISK FACTORS	49
SCHEDULE “B” - AUDIT COMMITTEE CHARTER	64

ANNUAL INFORMATION FORM

This Annual Information Form is dated as of March 5, 2021 (the “AIF Date”), and unless otherwise indicated, the information contained herein is dated as of the last day of the most recently completed financial year of High Tide Inc. ended October 31, 2020 (the “Fiscal Year-End Date”).

In this Annual Information Form, unless otherwise indicated or if the context otherwise requires, (i) “High Tide” means High Tide Inc., and where the context so requires, includes its predecessors, and (ii) the “Company”, “we”, “us” and “our” means, collectively, High Tide Inc. and its Subsidiaries, together with their respective predecessors (where the context so requires). All financial information and all dollar amounts in this Annual Information Form are prepared in Canadian dollars, unless otherwise indicated, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

MARKET AND INDUSTRY DATA

This Annual Information Form may include market, industry data, and statistical information that has been obtained from third party sources, including industry publications. Market, industry data, and statistical information are subject to variations and cannot be verified with complete certainty due to, among other things, limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Further, third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information.

Although High Tide believes that market and industry data included in this Annual Information Form is accurate and that its estimates and assumptions are reasonable, there can be no assurance as to the accuracy or completeness of such data. Except as may be reasonable in the circumstances, High Tide has not taken additional steps to independently verify any of the data from third-party sources referred to in this Annual Information Form or ascertained the underlying economic assumptions relied upon by such sources. Accordingly, readers are cautioned not to place undue reliance on the market and industry data included in this Annual Information Form. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise.

CAUTIONARY STATEMENTS

Certain statements contained in this Annual Information Form, and in the documents incorporated by reference in this Annual Information Form, constitute “forward-looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the AIF Date. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this Annual Information Form and in documents incorporated by reference herein include, but are not limited to, statements with respect to:

●	the Company’s business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, the proposed acquisition of Smoke Cartel Inc.);

●	the Company’s future growth prospects and intentions to pursue one or more viable business opportunities;

●	the development of the Company’s business and future activities following the AIF Date;

●	expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;

●	expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally;

●	the impact of COVID-19 on the Company’s current and future operations;

●	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;

●	the Company’s strategic investments and capital expenditures, and related benefits;

●	the distribution methods expected to be used by the Company to deliver its product offerings;

●	the competitive landscape within which the Company operates and the Company’s market share or reach;

●	the performance of the Business and the operations and activities of the Company;

●	the number of additional cannabis retail store locations the Company proposes to add to the Business;

●	the Company’s ability to generate cash flow from operations and from financing activities;

●	the scheduled hearing by the Court of Queen’s Bench of Alberta with respect to the Application;

●	the Company’s intention to pursue a listing of the Common Shares on the Nasdaq Exchange, including the timing thereof;

●	the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;

●	the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions (including, without limitation, the proposed acquisition of Smoke Cartel Inc.), and the Company’s ability to successfully integrate the operations of any business acquired within the Business;

●	the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures; and

●	the anticipated annual sales from continuing operations for the financial year of High Tide ending October 31, 2021.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements.

Importantly, forward-looking statements are estimates reflecting Management’s current expectations and beliefs, and are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that: (a) current and future Management will abide by the business objectives and strategies from time to time established by the Company, (b) High Tide will retain and supplement its Board and Management, or otherwise engage consultants and advisors, having knowledge of the industries (or segments thereof) within which the Company may from time to time participate, (c) the Company will have sufficient working capital and the ability to obtain the financing required in order to develop the Business and continue operations, (d) the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be, (e) no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts the Business and any other jurisdiction in which the Company may from time to time conduct the Business, (f) the Company will be able to generate cash flow from operations, including, through the distribution and sale of cannabis and cannabis products, (g) the Company will be able to execute on its business strategy, as in place from time to time, (h) the Company will be able to meet the requirements necessary to obtain and/or maintain Authorizations required to conduct the Business, (i) general economic, financial market, regulatory and political conditions in the jurisdictions within which the Company operates from time to time will remain the same, (j) the Company will be able to compete in, and remain competitive within, the cannabis space, (k) the Company will be able to effectively manage anticipated and unanticipated costs, (l) the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable Laws, (m) current and future economic conditions, including the impact of COVID-19, will not negatively affect the Company and the Business, (n) cannabis prices will not decline materially, (o) the Company will be able to conduct its operations in a safe, efficient and effective manner, and (p) general market conditions will be favourable with respect to the Company’s future plans and goals.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this Annual Information Form and in documents incorporated by reference herein include:

●	the Company’s inability to attract and retain qualified members of Management to grow the Business and its operations;

●	unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable Laws;

●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties;

●	the Company’s failure to complete future acquisitions or enter into strategic business relationships;

●	interruptions or shortages in the supply of cannabis from time to time available to support the Company’s operations from time to time;

●	unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company’s inability to respond or adapt to such changes;

●	the Company’s inability to secure or maintain favourable lease arrangements or the required Authorizations necessary to conduct the Business and operations and meet its targets;

●	the Company’s inability to secure desirable retail cannabis store locations on favourable terms;

●	risks relating to projections of the Company’s operations; and

●	the Company’s inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company.

Readers are cautioned that the foregoing list of factors are not exhaustive. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements, and, in evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under the heading “Risk Factors”, which may cause actual results to differ materially from the results, performance or achievements of the Company expressed or implied by any forward-looking statements.

The forward-looking statements contained herein are made as of the AIF Date, and except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by High Tide with the Canadian securities regulatory authorities are specifically incorporated by reference into, and form an integral part of, this Annual Information Form: (i) the 2019 Information Circular, and (ii) the 2020 Information Circular.

Any statement contained in this Annual Information Form or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Annual Information Form, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Annual Information Form.

Copies of the documents incorporated by reference in this Annual Information Form may be obtained upon request in writing or by telephone from Garfinkle Biderman LLP, legal counsel to High Tide, without charge at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9 (Telephone: 416-869-1234) or from the Company by e-mail, without charge, at ir@hightideinc.com. These documents are also available under High Tide’s profile on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form. Words importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders.

“2014 Cole Memorandum” has the meaning ascribed thereto under “U.S. Cannabis-Related Activities Disclosure - History of Legal Developments in the U.S. Cannabis Industry - The Cole Memorandums”.

“2014 Farm Bill” means the Agricultural Act of 2014 (United States), including any regulations promulgated thereunder, as amended.

“2018 Debenture Indenture” means the debenture indenture dated December 12, 2018 and entered into between High Tide and Capital Transfer Agency, ULC.

“2018 Farm Bill” means the Agriculture Improvement Act of 2018 (United States), including any regulations promulgated thereunder, as amended.

“2019 Information Circular” means the information circular of High Tide dated June 18, 2019, prepared in connection with the annual and special meeting of the shareholders of High Tide held on July 24, 2019.

“2020 Information Circular” means the information circular of High Tide dated June 19, 2020, prepared in connection with the annual and special meeting of the shareholders of High Tide held on July 30, 2020.

“ABCA” means the Business Corporations Act (Alberta), including any regulations promulgated thereunder, as amended.

“AGCO” means the Alcohol and Gaming Commission of Ontario.

“AGLC” means the Alberta Gaming, Liquor and Cannabis Commission.

“AIF Date” has the meaning ascribed thereto under “Annual Information Form”.

“Amended Halo Labs APA” means the amended and restated asset purchase agreement dated September 1, 2020 and entered into by High Tide and Halo Labs Inc., as the same may be amended, restated, modified or supplemented from time to time.

“Annual Information Form” means this annual information form of High Tide for the financial year of High Tide ended October 31, 2020, dated March 5, 2021.

“Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable Law and in force from time to time.

“Application” has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions - Legal Proceedings”.

“Approval Committee” has the meaning ascribed thereto under “Description of Capital Structure – Stock Options”.

“Arrangement” means the statutory plan of arrangement completed by High Tide and Old Meta Growth pursuant to the ABCA, in accordance with the terms of the Arrangement Agreement.

“Arrangement Agreement” means the arrangement agreement dated August 20, 2020 and entered into by and between Old Meta Growth and High Tide, as the same may be amended, restated, modified or supplemented from time to time.

“ATB Continuing Guarantee” means the continuing guarantee dated November 13, 2018 and executed by Smoker’s Corner in favour of ATB Financial, guaranteeing certain indebtedness of Grover Properties Inc., as the same may be amended, restated, modified or supplemented from time to time.

“Audit Committee” means the audit committee of the Board, as constituted from time to time.

“Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any Government Entity or pursuant to any requirement under applicable Law;

“Board” means the board of directors of High Tide, as constituted from time to time.

“Bought Deal Offering” has the meaning ascribed thereto under “General Development of the Business – Developments subsequent to the Financial Year ended October 31, 2020”.

“Business” means the business carried on by High Tide and its Subsidiaries as at AIF Date, and where the context so requires, includes the business carried on by High Tide and its Subsidiaries prior to the AIF Date.

“Cabanalytics” has the meaning ascribed thereto under “General Development of the Business – Developments during the Financial Year ended October 31, 2020”.

“Canna Cabana” means Canna Cabana Inc., a wholly-owned Subsidiary of High Tide formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of Old Canna Cabana and Canna (SK).

“Canna (SK)” means Canna Cabana (SK) Inc., a former, wholly-owned Subsidiary of High Tide incorporated under the ABCA, which amalgamated with Old Canna Cabana, on November 1, 2020, to form Canna Cabana.

“Cannabis” or “cannabis” means the plant Cannabis sativa L.

“Cannabis Act” means the Cannabis Act (Canada), including any regulations promulgated thereunder, as amended.

“Cannabis Regulations” means the Cannabis Regulations (Canada), including any regulations promulgated thereunder, as amended.

“Cannabis Laws” means, all applicable State, provincial, municipal, and/or federal legislation and regulations governing cannabis, cannabis paraphernalia, cannabis products, cannabis accessories, cannabis extracts, and activities related thereto in the United States, Canada and other jurisdictions in which the Company operates the Business, together with any successor legislation and regulations thereto, and for greater certainty, includes the Cannabis Act and the Cannabis Regulations.

“CBD” means Industrial Hemp-based cannabidiol.

“Cole Memorandum” has the meaning ascribed thereto under “U.S. Cannabis-Related Activities Disclosure - History of Legal Developments in the U.S. Cannabis Industry - The Cole Memorandums”.

“Common Shares” means the common shares in the capital of High Tide.

“Company”, “we”, “us” and “our” has the meaning ascribed thereto under “Annual Information Form”.

“Compensation Committee” means the compensation committee of the Board, as constituted from time to time.

“Corporate Governance and Nominating Committee” means the corporate governance and nominating committee of the Board, as constituted from time to time.

“COVID-19” means the Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2).

“CSE” means the Canadian Securities Exchange.

“Famous Brandz” means Famous Brandz Inc., a former, wholly-owned Subsidiary of High Tide incorporated under the OBCA, which was continued under the ABCA on October 29, 2020, and subsequently, amalgamated with RGR Canada, on November 1, 2020, to form Valiant Canada.

“First Expression of Interest Application Lottery” means means the lottery conducted by the AGCO on January 11, 2019, for the allocation of one of the 25 limited opportunities to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario.

“Fiscal Year-End Date” has the meaning ascribed thereto under “Annual Information Form”.

“forward-looking statements” has the meaning ascribed thereto under “Cautionary Statements”.

“Governmental Entities” means: (a) any international, multi-national, national, federal, provincial, territorial, State, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, including, for greater certainty, the AGCO, the Saskatchewan Liquor and Gaming Authority, the LGCA, and the AGLC, (b) any subdivision or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including, for greater certainty, the TSXV.

“Grasscity Entities” means, together, SJV B.V. and SJV2 B.V.

“High Tide” means High Tide Inc., a corporation incorporated under the ABCA, and where the context so requires, includes its predecessors.

“High Tide Debt Restructuring” has the meaning ascribed thereto under “General Development of the Business – Developments during the Financial Year ended October 31, 2020”.

“High Tide Debt Restructuring Agreement” means the debt restructuring agreement dated July 23, 2020 and entered into by and among High Tide and the High Tide Key Investor in connection with the High Tide Debt Restructuring, as the same may be amended, restated, modified or supplemented from time to time.

“High Tide Key Investor” means the counterparty to the High Tide Debt Restructuring and a key industry investor operating at arm’s length from High Tide.

“IFRS” has the meaning ascribed thereto under “Annual Information Form”.

“Industrial Hemp” means Cannabis and any part of that plant (including the seeds thereof), and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a THC concentration of not more than 0.3% on a dry weight basis.

“KushBar” means KushBar Inc., a wholly-owned Subsidiary of High Tide incorporated under the ABCA.

“KushBar SPA” means the share purchase agreement dated December 10, 2019 and entered into by and among High Tide and 2651576 Ontario Inc., as the same may be amended, restated, modified or supplemented from time to time.

“Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, unless expressly specified otherwise, and for greater certainty, includes Cannabis Laws.

“LGCA” means the Liquor, Gaming and Cannabis Authority of Manitoba.

“Licensed Producers” means any Person duly authorized by Health Canada pursuant to applicable Laws to engage in the cultivation, production, growth and/or distribution of cannabis.

“Management” means the management of High Tide, as constituted from time to time.

“Manitoba Limited Partnerships” has the meaning ascribed thereto under “Corporate Structure – Intercorporate Relationships”.

“Material Adverse Effect” means a material adverse effect on the business, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of High Tide and its Subsidiaries, taken as a whole.

“Meta Growth” means Meta Growth Corp., a wholly-owned Subsidiary of High Tide incorporated under the ABCA, as constituted following the completion of the Arrangement.

“Nasdaq Exchange” means the Nasdaq Stock Market.

“Non-Exhaustive List of Risk Factors” has the meaning ascribed thereto under “Risk Factors”.

“OBCA” means the Business Corporations Act (Ontario), including any regulations promulgated thereunder, as amended.

“Old Canna Cabana” means Canna Cabana Inc., a former, wholly-owned Subsidiary of High Tide incorporated under the ABCA, which amalgamated with Canna (SK), on November 1, 2020, to form Canna Cabana.

“Old Meta Debentures” means the convertible debentures of Old Meta Growth issued under the debenture indenture dated November 23, 2018, entered into by and between Old Meta Growth and TSX Trust Company, as trustee for the holders thereof.

“Old Meta Growth” means Meta Growth Corp., a corporation incorporated under the ABCA, as constituted prior to the completion of the Arrangement.

“Old Meta Options” means the incentive stock options of Old Meta Growth.

“Old Meta RSU” means a restricted share unit of Old Meta Growth.

“Old Meta Share” means the common shares in the capital of Old Meta Growth.

“Old Meta Warrants” means the common share purchase warrants of Old Meta Growth.

“Options” means the incentive stock options of High Tide granted pursuant to the Stock Option Plan.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any Governmental Entity), syndicate or other entity, whether or not having legal status.

“Retail Store Authorizations” means, collectively, the Authorizations required in order to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises.

“RGR Canada” means RGR Canada Inc., a former, wholly-owned Subsidiary of High Tide incorporated under the ABCA, which amalgamated with Famous Brandz, on November 1, 2020, to form Valiant Canada.

“RSU” has the meaning set out in “Description of Capital Structure – RSUs”.

“RSU Plan” has the meaning set out in “Description of Capital Structure – RSUs”.

“Second Debentures Offering Tranche 1” has the meaning ascribed thereto under “General Development of the Business – Developments during the Financial Year ended October 31, 2019”.

“Secured Debenture” means the secured convertible debentures of High Tide.

“Sessions Memorandum” means the U.S. Department of Justice Memorandum issued by former Attorney General James Jeff Sessions on January 4, 2018.

“Share Split” has the meaning ascribed thereto under “Corporate Structure – Name, Address and Incorporation”.

“Smoker’s Corner” means Smoker’s Corner Ltd., a wholly-owned Subsidiary of High Tide incorporated under the ABCA.

“Special Warrants” means the special warrants of High Tide, issued pursuant to the special warrant indenture dated August 22, 2018 and entered into by and between High Tide and AST Trust Company (Canada).

“Special Warrants Offering Tranche 1” has the meaning ascribed thereto under “General Development of the Business – Developments during the Financial Year ended October 31, 2018”.

“Staff Notice 51-352” means Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

“State” means a state in the United States.

“Stock Option Plan” means the 10% rolling stock option plan of High Tide, as amended from time to time.

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary.

“Supremacy Clause” means the supremacy clause in Article VI of the U.S. Constitution.

“TSXV” means the TSX Venture Exchange.

“Unit” has the meaning ascribed thereto under “General Development of the Business – Developments during the Financial Year ended October 31, 2018”.

“Unsecured Debentures” means the unsecured convertible debentures of High Tide.

“United States” or “U.S.” means the United States of America and its territories and possessions.

“U.S. CSA” means the Controlled Substance Act of 1970 (United States).

“Valiant Canada” means Valiant Distributions Canada Inc., a wholly-owned Subsidiary of High Tide formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of RGR Canada and Canna (SK).

“Warrants” means the common share purchase warrants of High Tide.

“Windsor” means Windsor Private Capital.

“Windsor Credit Facility” has the meaning ascribed thereto under “General Development of the Business – Developments during the Financial Year ended October 31, 2020”.

“Windsor Loan Agreement” means the senior secured loan agreement dated January 6, 2020 and entered into by and among High Tide and Windsor, as the same may be amended, restated, modified or supplemented from time to time.

CORPORATE STRUCTURE

Name, Address and Incorporation

High Tide was incorporated under the ABCA on February 8, 2018, under the name “High Tide Ventures Inc.” Effective October 4, 2018, High Tide amended its articles of incorporation and changed its name to “High Tide Inc.” On October 4, 2018, High Tide also amended its articles of incorporation and completed a share split of its then outstanding pre-split Common Shares (the “Share Split”), on the basis of 2.76 post-split Common Shares for each one (1) pre-split Common Share issued and outstanding.

The head and registered office of High Tide is located at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4.

High Tide is a reporting issuer in the provinces of British Columbia, Alberta, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador, as well as the North West Territories, Yukon, and Nunavut. The Common Shares are listed on the TSXV, under the trading symbol “HITI”, on the Frankfurt Stock Exchange, under the trading symbol “2LY”, and on the OTCQB Venture Market, under the trading symbol “HITIF”.

Intercorporate Relationships

As at the AIF Date, High Tide has 12 direct, wholly-owned Subsidiaries (including Meta Growth), and 1 indirect, majority-owned Subsidiary. High Tide also holds a 50% direct interest in Saturninus Partners, a general partnership existing under the Laws of the Province of Ontario.

Meta Growth, a wholly-owned Subsidiary of High Tide, has 14 direct, wholly-owned Subsidiaries, 6 indirect, majority-owned Subsidiaries, and 2 indirect, minority-owned Subsidiaries. In addition, Meta Growth holds a 49% direct interest in NAC Northern Alberta Limited Partnership, a limited partnership existing under the Laws of the Province of Alberta, as well as an indirect, 51% interest in NAC Northern Alberta Limited Partnership, and an indirect, 51% interest in each of 4 limited partnerships existing under the Laws of the Province of Manitoba (collectively, the “Manitoba Limited Partnerships”).

As at the AIF Date, High Tide operates the Business through the following 9 wholly-owned Subsidiaries:

●	Valiant Canada, a wholly-owned Subsidiary of High Tide formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of RGR Canada and Famous Brandz, both of which were wholly-owned Subsidiaries of High Tide.

●	Canna Cabana, a wholly-owned Subsidiary of High Tide formed under the ABCA on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of Old Canna Cabana and Canna (SK), both of which were wholly-owned Subsidiaries of High Tide.

●	KushBar, a wholly-owned Subsidiary of High Tide incorporated under the ABCA on January 9, 2018.

●	HT Global Imports Inc., a wholly-owned Subsidiary of High Tide incorporated under the ABCA on February 7, 2019.

●	Valiant Distributions Inc., a wholly-owned Subsidiary of High Tide incorporated under the Laws of the State of Delaware on April 6, 2019.

●	2680495 Ontario Inc., a wholly-owned Subsidiary of High Tide incorporated under the OBCA on February 11, 2019.

●	Smoker’s Corner, a wholly-owned Subsidiary of High Tide incorporated under the ABCA on July 22, 2009.

●	High Tide Inc. B.V., a wholly-owned Subsidiary of High Tide incorporated under the Laws of the Netherlands on November 20, 2018.

●	Meta Growth, a wholly-owned Subsidiary of High Tide incorporated under the ABCA on June 18, 2015.

The following chart sets out the material intercorporate relationships of High Tide, as at the AIF Date:

Note: (1) Saturninus Partners is a general partnership established in the Province of Ontario, in which High Tide holds a direct 50% interest.

The following chart sets out the material intercorporate relationships of Meta Growth, a wholly-owned Subsidiary of High Tide, as at the AIF Date:

META GROWTH CORP.
(Alberta)
100%
11604686 Canada Inc.
(Ontario)
100%
NACM Management Ltd.
(Ontario)
100%
NAC Southern
Alberta Ltd.
(Alberta)
100%
National Access
Canada Corporation
(Canada)
100%
The Green
Company Ltd.
(Alberta)
51%
National Access Cannabis Medical Inc.
(Ontario)
100%
2713865 Ontario Ltd.
(Alberta)
100%
New Leaf
Cannabis Ltd.
(Alberta)
100%
National Access Cannabis
LP Holdings Corp.
(Alberta)
24.9%
2748699 Ontario Ltd.
(Ontario)
100%
META Western Canadian Holdings
Ltd.
(Canada)
51%
49%
NAC Northern Alberta
Limited Partnership
(Alberta)
100%
META West Coast Ltd.
(Alberta)
100%
2208292 Alberta Ltd.
(Alberta)
100%
National Access Cannabis
GP Holdings Corp.
(Alberta)
100%
National Access Cannabis
Management Corp.
(Alberta)
49%
NAC Bio Inc.
(Canada)
100%
National Access
Cannabis (MB FN) LP
Holdings Corp.
(Alberta)
51%
NAC Northern Alberta
GP Ltd.
(Alberta)
49%
51%
NAC Arrowhead GP Ltd.
(Manitoba)
49%
51%
NAC Arrowhead
Limited Partnership
(Manitoba)
51%
NAC Long Plain GP Ltd.
(Manitoba)
49%
51%
NAC Long Plain
Limited Partnership
(Manitoba)
51%
NAC OCN GP Ltd.
(Manitoba)
49%
51%
NAC-OCN Limited
Partnership
(Manitoba)
51%
NAC Thompson North GP
Ltd.
(Manitoba)
49%
51%
NAC Thompson North
Limited Partnership
(Manitoba)

GENERAL DEVELOPMENT OF THE BUSINESS

The following is a description of the general development of the Business during the last three (3) financial years of High Tide ended October 31, 2018, 2019 and 2020. High Tide was incorporated on February 8, 2018, and prior to such date (and the completion of the corporate reorganizations described below), (i) Smoker’s Corner, and each of RGR Canada and Famous Brandz, had commenced their respective business operations, in the ordinary course, and their respective businesses were each at a semi-developed stage, and (ii) KushBar and Old Canna Cabana did not have any active business operations, and were preparing to commence their respective business operations.

Developments during the Financial Year ended October 31, 2018

●	February 28, 2018: High Tide completed a corporate reorganization, whereby High Tide acquired: (a) all of the issued and outstanding common shares and preferred shares of RGR Canada, and in exchange, issued an aggregate of 51,257,144 Common Shares to the former shareholders of RGR Canada, and (b) all of the issued and outstanding common shares and preferred shares of Smoker’s Corner, and in exchange, issued an aggregate of 56,382,855 Common Shares to the former shareholders of Smoker’s Corner. In connection with the acquisition of RGR Canada, 22,564,420 Common Shares were issued to Harkirat (Raj) Grover, the President, Chief Executive Officer, and a director of High Tide, 22,564,420 Common Shares were issued to Roza Grover, Mr. Grover’s spouse, and 6,128,304 Common Shares were issued to the Grover Family Trust, a non-arm’s length entity to Mr. Grover. In connection with the acquisition of Smoker’s Corner, 50,358,603 Common Shares were issued to Mr. Grover, and 6,024,252 Common Shares were issued to the Grover Family Trust.

●	April 30, 2018: High Tide completed a corporate reorganization, whereby High Tide acquired all of the issued and outstanding common shares of Famous Brandz, and in exchange, issued an aggregate of 30,324,120 Common Shares to the former shareholders of Famous Brandz. Harkirat (Raj) Grover, the President, Chief Executive Officer, and a director of High Tide, directly and indirectly, held 50% of the issued and outstanding share capital of Famous Brandz prior to the acquisition.

●	April 18, 2018 to April 30, 2018: High Tide completed a non-brokered private placement offering, pursuant to which High Tide issued an aggregate of 10,225,800 Common Shares at a price of $0.362 per Common Share for gross proceeds of $3,705,000. In connection with the offering, High Tide granted, to a certain qualified finder, Warrants to purchase up to 670,680 Common Shares at a price of $0.362 per Common Share for a period of 24 months from the date of issuance.

●	August 22, 2018: High Tide completed a brokered private placement offering of 17,911,459 Special Warrants at a price of $0.50 per Special Warrant, for aggregate gross proceeds of $8,955,729 (the “Special Warrants Offering Tranche 1”). The Special Warrants were issued on a private placement basis pursuant to prospectus exemptions under Applicable Securities Laws. Each Special Warrant entitled the holder thereof to acquire, without additional payment, one (1) unit of High Tide (each, a “Unit”), with each Unit comprised of one (1) Common Share and one-half of one (0.5) Warrant. Each whole Warrant entitled the holder thereof to acquire one (1) Common Share at an exercise price of $0.3246 for 24 months following the date on which the Common Shares are listed and posted for trading on the CSE.

●	October 2, 2018: High Tide completed a brokered private placement offering of 18,817,015 Special Warrants at a price of $0.50 per Special Warrant, for aggregate gross proceeds of $9,408,508. The Special Warrants were issued on a private placement basis pursuant to prospectus exemptions under Applicable Securities Laws, and had characteristics identical to the Special Warrants issued pursuant to the Special Warrants Offering Tranche 1.

Developments during the Financial Year ended October 31, 2019

●	December 13, 2018: High Tide completed a brokered private placement of Unsecured Debentures at a price of $1,000 per Unsecured Debenture, for gross proceeds of $11,330,000. The Unsecured Debentures were issued pursuant to the terms of the 2018 Debenture Indenture. The Unsecured Debentures bear interest at a rate of 8.5% per annum, with interest payable on the last business day of each calendar quarter, and are convertible into Common Shares at a conversion price of $0.75 per Common Share and mature two (2) years from the closing date of the offering. The Unsecured Debentures are unsecured obligations of High Tide and rank pari passu in right of payment of principal and interest with all existing and future unsecured senior indebtedness of High Tide.

●	December 17, 2018: The Common Shares commenced trading publicly on the CSE, under the trading symbol “HITI”.

●	December 19, 2018: High Tide completed the acquisition of all of the issued and outstanding shares of the Grasscity Entites. The Grasscity Entities operate a premier online store for consumption accessories and lifestyle products in Amsterdam, the Netherlands, under the name “Grasscity.com”. The acquisition was completed at an aggregate purchase price of approximately $10,632,000, of which approximately $3,047,000 was satisfied through the issuance of 8,410,470 Common Shares.

●	January 31, 2019: The Common Shares commenced trading publicly on the Frankfurt Stock Exchange, under the trading symbol “2LY”.

●	February 4, 2019: High Tide entered into an arrangement with one of the winners selected in the First Expression of Interest Application Lottery to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario. Pursuant to the arrangement with the first winner, which marked the beginning of the Company’s expansion into the Province of Ontario, High Tide agreed to support the winner with the establishment and operation of a retail cannabis store in the City of Sudbury, Ontario.

●	February 12, 2019: High Tide entered into an arrangement with a second winner selected in the First Expression of Interest Application Lottery to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario. Pursuant to the arrangement with the second winner, High Tide agreed to support the second winner with the establishment and operation of a retail cannabis store in the City of Hamilton, Ontario.

●	March 21, 2019: High Tide entered into an arrangement with a third winner selected in the First Expression of Interest Application Lottery to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario. Pursuant to the arrangement with the third winner, High Tide agreed to support the third winner with the establishment and operation of a retail cannabis store within the City of Toronto, Ontario.

●	April 22, 2019: High Tide completed the first tranche of a non-brokered private placement of Unsecured Debentures at a price of $1,000 per Unsecured Debenture, for gross proceeds of $8,360,000 (the “Second Debentures Offering Tranche 1”). The Unsecured Debentures bear interest at a rate of 10% per annum, with interest for the applicable year payable upfront in Common Shares, based on the volume weighted average trading price of the Common Shares on the CSE during the 10 trading days prior to, as applicable, the closing date or the issuance date. The Unsecured Debentures are convertible into Common Shares at a conversion price of $0.75 per Common Share and mature two (2) years from the closing date of the offering. The Unsecured Debentures are unsecured obligations of High Tide and rank pari passu in right of payment of principal and interest with all of the existing and future unsecured indebtedness of High Tide. In connection with the Second Debentures Offering Tranche 1, High Tide issued an aggregate of 11,146,667 Warrants to subscribers in the offering. Each Warrant entitled the holder thereof to acquire one (1) Common Share at an exercise price of $0.85 per Common Share during a period of 24 months following the date of issuance.

●	May 24, 2019: High Tide completed the acquisition of Dreamweavers Cannabis, a leading retail cannabis store and e-commerce business operating in Swift Current, Saskatchewan. The consideration for the acquisition was satisfied through (a) a cash payment in the amount of $1,550,00 to the vendors, and (b) the issuance, to the vendors, of 3,100,000 Special Warrants. Pursuant to the agreement entered into by the parties in connection with the acquisition of Dreamweavers Cannabis, a portion of the consideration, in the amount of $300,000, was deferred, to be paid over the course of five years, in equal instalments on each anniversary of the closing date. Upon closing of the transaction, the Special Warrants automatically converted into an equivalent number of Common Shares, and 1,550,000 Warrants, in each case at no additional cost to the vendors. Each Warrant is exercisable at an exercise price of $0.75 per High Tide Share, during a period of 24 months following the date of issuance.

●	June 17, 2019: High Tide completed the second tranche of a non-brokered private placement of Unsecured Debentures, at a price of $1,000 per Unsecured Debenture, for gross proceeds of $3,200,000. The Unsecured Debentures were issued on a private placement basis pursuant to prospectus exemptions under Applicable Securities Laws, and had characteristics identical to the Unsecured Debentures issued pursuant to the Second Debentures Offering Tranche 1. In connection with the Offering, High Tide issued an aggregate of 4,266,667 Warrants to subscribers in the offering. Each Warrant entitled the holder thereof to acquire one (1) Common Share at an exercise price of $0.85 per Common Share during a period of 24 months following the date of issuance.

●	July 23, 2019: High Tide entered into a five (5) year lease, with an option to extend the term, for a warehouse facility of approximately 25,000 square feet in Las Vegas, Nevada (the “Nevada Warehouse”) to serve as the Company’s primary storage and distribution hub in the United States. The Nevada Warehouse, which serves as a shipping hub to customers of the Grasscity e-commerce website who are based in the United States, marked a pivotal point in the expansion of the wholesale segment of the Business.

Developments during the Financial Year ended October 31, 2020

●	December 12, 2019: High Tide acquired the remaining 49.9% interest (the “Minority Interest”) in High Tide’s then majority-owned Subsidiary, KushBar, pursuant to the terms of the Kushbar SPA. Following the completion of the acquisition of the Minority Interest, KushBar became a wholly-owned Subsidiary of High Tide. The consideration for the Minority Interest was satisfied by the issuance, to 2651576 Ontario Inc., of a Secured Debenture in the principal amount of approximately $700,000 (and due 24 months from the date of issuance) and the issuance of 2,645,503 Common Shares. The outstanding principal amount under the Secured Debenture is convertible, at the holder’s option, before the maturity date into Common Shares at a price of $0.25 per Common Share. The Secured Debenture does not bear any interest until the maturity date, whereupon, any principal amount outstanding will bear interest at a rate of 10% per annum until repaid.

●	January 1, 2020: High Tide launched its proprietary data analytics service platform (“Cabanalytics”), which provides High Tide with a deep understanding of consumer behaviours and preferences. Cabanalytics serves as a new revenue stream by providing consumer and product insights to Licensed Producers and other companies supporting the cannabis sector. High Tide continues to develop the program with a number of Licensed Producers and other market participants.

●	January 6, 2020: High Tide entered into the Windsor Loan Agreement, and secured a senior secured, non-revolving term credit facility in the amount of up to $10,000,000 (the “Windsor Credit Facility”). The Windsor Credit Facility provided High Tide with immediate access to an initial $6,000,000, and subject to satisfaction of certain conditions, will provide High Tide with access to an additional $4,000,000. Amounts drawn down under the Windsor Credit Facility bear interest at a rate of 11.5% per annum, with interest payable monthly in arrears on the last day of each calendar month. Provided that certain conditions are satisfied, the Windsor Credit Facility will automatically extend for an additional one year term. The principal amount advanced under the Windsor Credit Facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into Common Shares at a conversion price of $0.17 (subject to downward adjustments in certain instances). In connection with the Windsor Credit Facility, High Tide also issued to Windsor 58,823,529 Warrants. The Warrants are subject to vesting, with 35,294,117 Warrants having vested as of the date of this Annual Information Form, and the remaining Warrants having been cancelled and rendered null and void. Each Warrant entitles the holder thereof, following the vesting date applicable to such Warrant, to acquire one Common Share at an exercise price equal to 150% of the conversion price per Common Share provided for in the Windsor Loan Agreement in respect of the principal amount advanced thereunder, for a period of two years from the date of issuance. See also “Developments subsequent to the Financial Year ended October 31, 2020” below for further details on certain amendments to the Windsor Credit Facility.

●	January 24, 2020: High Tide completed the acquisition of a 100% interest in 2680495 Ontario Inc., the operator of a Canna Cabana branded retail cannabis store in the City of Hamilton, Ontario. As consideration for the acquisition, High Tide paid to the vendor $2,097,816 in cash and issued to the vendor 4,761,904 Common Shares. Following the completion of the acquisition, 2680495 Ontario Inc. became a wholly-owned Subsidiary of High Tide.

●	January 27, 2020: High Tide acquired a 50% interest in Saturninus Partners, the operator of a Canna Cabana branded retail cannabis store in the City of Sudbury, Ontario. As consideration for the acquisition, High Tide issued to a nominee of the partners of Saturninus Partners an aggregate of 5,319,149 Common Shares, as well as 2,500,000 Warrants. Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.40 per share for a period of two years from the date of issuance.

●	February 21, 2020: High Tide completed the acquisition of a retail cannabis store currently operating in Tisdale, Saskatchewan (the “Tisdale Store”) as licensed by the Saskatchewan Liquor and Gaming Authority. The consideration paid to acquire the Tisdale Store was comprised of $219,000 in cash, $500,000 in the form of a promissory note due six months from the time of closing of the transaction, and 5,000,000 Common Shares having a fair value of $975,000.

●	July 23, 2020: High Tide completed a debt restructuring transaction with the High Tide Key Investor (the “High Tide Debt Restructuring”), as part of which, the parties amended and restated an 8.5% senior Unsecured Debenture issued by High Tide in December 2018 to the High Tide Key Investor (the “Original Debenture”). Pursuant to the High Tide Debt Restructuring, in consideration of High Tide’s agreement to pay to the High Tide Key Investor certain structured installment payments over a period of over approximately three years, beginning on November 1, 2021, the parties agreed to (a) amend the Original Debenture into a secured convertible debenture of High Tide (the “Amended Debenture”) in the principal amount of $10,807,500 (the “Deferred Amount”), (b) extended the maturity date of the Amended Debenture to January 1, 2025, (c) amend the conversion price such that the Deferred Amount is convertible into High Tide Shares at a conversion price of $0.425 per Common Share, and (d) amend the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. High Tide’s obligations under the Amended Debenture are secured by the assets of High Tide and certain of its Subsidiaries pursuant to a subordinated security interest (ranking behind the senior creditors of High Tide) granted in favour of the High Tide Key Investor and such other persons who may from time to time become a party to the security agreement entered into by the parties in connection with the High Tide Debt Restructuring.

●	August, 20, 2020: High Tide entered into the Arrangement Agreement with Old Meta Growth, pursuant to which High Tide agreed to acquire all of the issued and outstanding Old Meta Shares. See “Meta Growth Acquisition” below for further details on the Arrangement

●	September 1, 2020, High Tide entered into the Amended Halo Labs APA, pursuant to which High Tide has agreed to sell its three operating KushBar retail cannabis stores to Halo Kushbar Retail Inc., a wholly owned Subsidiary of Halo Labs Inc., for aggregate consideration of $5.7 million. The consideration for the acquisition was comprised of (a) an initial deposit of $3,500,000, paid in common shares in the capital of Halo Labs Inc., (b) a convertible promissory note in the amount of $1,800,000, with the principal amount thereof convertible in to common shares in the capital of Halo Labs Inc. at a conversion price of $0.16 per common share, and (c) a convertible promissory note to be issued by Halo Labs Inc. to High Tide on the 12 month anniversary of the closing date, in the principal amount of $400,000 (with the principal amount thereof convertible in to common shares in the capital of Halo Labs Inc. at a conversion price of $0.16 per common share, provided that certain revenue thresholds are met). The Amended Halo Labs APA amended an asset purchase agreement previously entered into by the parties in February 2020.

●	September 13, 2020: High Tide extended the term of a $2,000,000 loan (bearing interest at an interest rate of 12% per annum) which High Tide had previously obtained from an arm’s length third party pursuant to a loan agreement dated September 4, 2019. Under the terms of an amending agreement entered into by High Tide and the lender, the parties agreed to extend the maturity of the loan until September 30, 2021. The parties also entered into a warrant exchange agreement wherein 1,600,000 Warrants previously issued to the lender in consideration for the loan (and having an exercise price of $0.85 per Common Share) were terminated and High Tide issued to the lender 1,600,000 new Warrants having an exercise price of $0.30 per Common Share and expiring on September 30, 2021.

Developments subsequent to the Financial Year ended October 31, 2020

●	December 14 2020: Windsor and High Tide entered into an amendment agreement (the “Windsor Loan Amending Agreement”) in respect of the Windsor Loan Agreement, pursuant to which Windsor agreed to (a) extend the maturity date of the Windsor Loan Agreement by one (1) year, to December 31, 2021 (with an ability to extend for a further one (1) year period, to December 31, 2022, upon meeting certain specified conditions), and (b) reduce the interest rate applicable to the Windsor Loan Agreement, from 11.5% to 10.0% per annum. In addition, Windsor and High Tide agreed to amend the terms of the 58,823,529 Warrants (the “Windsor Warrants”) issued to Windsor on January 7, 2020 in connection with the Windsor Loan Agreement (each such Windsor Warrant entitles the holder thereof to purchase one (1) Common Share at a price per Common Share equal to 150% of the conversion price in effect on the date of the exercise of the Warrants for a period of two (2) years from the date of issuance). The amendment (a) confirms that only 35,294,117 Windsor Warrants have vested as at the date of the amendment, (b) confirms that the remaining 23,529,412 Windsor Warrants are cancelled and rendered null and void, (c) fixes the exercise price per each outstanding Windsor Warrant at $0.255, (d) removes certain the downward adjustment provisions in respect of the said exercise price, and (e) extends the expiry date of the Windsor Warrants that have not been cancelled to December 31, 2022.

●	January 6, 2021: Meta Growth, High Tide’s wholly-owned Subsidiary, entered into two loan amending agreements (together, the “OCN Amending Agreement”) with Opaskwayak Cree Nation (“OCN”) to extend the maturity of certain credit facilities of Meta Growth, totaling $20,000,000 (the “Meta Growth Credit Facilities”) to December 31, 2024, and remove an annual administration fee of 2.5% applicable to the Meta Growth Credit Facilities. Prior to the amendments, the Meta Growth Credit Facilities partially matured on December 31, 2022, and obligated Meta Growth to pay interest at a rate of 10.0% per annum (on amounts withdrawn under the Meta Growth Credit Facilities) and an annual administration fee of 2.5%. In addition, pursuant to the OCN Amending Agreement, Meta Growth and OCN agreed to transition the remaining undrawn balance under the Meta Growth Credit Facilities, in the amount of $6,750,000 (the “Remaining OCN Credit Balance”), from Meta Growth to High Tide, granting High Tide the ability to draw down on the Remaining OCN Credit Balance directly. High Tide and OCN have entered into a loan agreement for the Remaining OCN Credit Balance (the “Remaining OCN Credit Facility”), which facility matures on December 31, 2024, and accrues interest on amounts withdrawn at an interest rate of 10.0% per annum. High Tide’s obligations under the Remaining OCN Credit Facility are secured by the assets of High Tide and certain of its Subsidiaries, pursuant to a subordinated security interest (ranking behind the senior creditors of High Tide and the applicable Subsidiaries) granted in favour of OCN and such other persons who may, from time to time, become a party to the security agreement.

●	January 25, 2021: High Tide entered into a definitive agreement and plan of merger (the “Smoke Cartel Acquisition Agreement”) with Smoke Cartel Inc., one of the leading online retailers of consumption accessories, including glass water pipes and vaporizers, as well as CBD products (Industrial-Hemp derived) in the U.S. Pursuant to the Smoke Cartel Acquisition Agreement, High Tide agreed to acquire all of the issued and outstanding shares of Smoke Cartel Inc. (the “Smoke Cartel Shares”) for aggregate gross consideration of US$8,000,000, with (i) US$6,000,000 payable in Common Shares, at a deemed price per Common Share equal to the volume weighted average price per Common Share on the TSXV for the ten (10) consecutive trading days prior to the closing date (the “Share Consideration”), and (ii) US$2,000,000 payable in cash (the “Cash Consideration”). In light of certain U.S. securities Law considerations, the significant shareholders of Smoke Cartel Inc. have agreed to allocate the Cash Consideration to the shareholders of Smoke Cartel Inc., generally, with such shareholders expected to be paid fully in cash, using all or a portion of the Cash Consideration. The Smoke Cartel Acquisition Agreement stipulates that 25% of the Share Consideration will be placed in escrow for a period of 12 months from closing. The closing of the transaction is subject to customary closing conditions, including the receipt of Authorizations, subject to which, the transaction is expected to be completed in March 2021.

●	February 22, 2021: High Tide completed a bought deal short-form prospectus offering (the “Bought Deal Offering”) of Units (including the exercise in full of the underwriters’ over-allotment option), in connection with which High Tide issued an aggregate of 47,916,665 Units at a price of $0.48 per Unit, for aggregate gross proceeds of $22,999,999.20. Each Unit was comprised of one Common Share and one half of one Warrant. Each whole Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.58, for a period of 36 months following the closing date of the offering. Effective February 25, 2021, the Warrants issued pursuant to the Bought Deal Offering began trading on the TSXV under the symbols “HITI.WR”.

Meta Growth Acquisition

On November 17, 2020, High Tide and Old Meta Growth completed the Arrangement in accordance with the terms of an arrangement agreement dated August 20, 2020 and entered into by and between Old Meta Growth and High Tide (the “Arrangement Agreement”). Pursuant to the Arrangement, High Tide acquired all of the issued and outstanding Old Meta Shares in exchange for a consideration of 0.824 Common Share for each one (1) Old Meta Share issued and outstanding prior to the Arrangement. As a result of the Arrangement, Meta Growth became a wholly-owned Subsidiary of High Tide. Old Meta Growth was delisted from the TSXV on the close of trading on November 18, 2020.

Following the completion of the Arrangement:

●	Each issued and outstanding Old Meta Warrant and Old Meta Option that had not been exercised prior to closing of the Arrangement, became exercisable into Common Shares, with each holder thereof being entitled to receive, upon exercise, such number of Common Shares as the holder would have received pursuant to the Arrangement if, immediately prior to the effective time of the Arrangement, such holder had exercised such Old Meta Warrant or Old Meta Option, as the case may be, for Old Meta Shares and subsequently exchanged such Old Meta Shares for Common Shares under the Arrangement. In connection with the completion of the Arrangement, an aggregate of 48,636,422 Old Meta Warrants previously listed on the TSXV under the symbol “META.WT” were delisted from the TSXV. The delisted Old Meta Warrants were relisted for trading as an aggregate of 40,076,412 Warrants (such number being the number of Old Meta Warrants adjusted on the basis of the exchange ratio applicable under the Arrangement) on the TSXV under the symbol “HITI.WT”, with such warrants to remain listed on the TSXV until the earlier of their exercise, expiry or delisting.

●	Old Meta Debentures that had not been converted prior to closing of the Arrangement, continued as debt obligations of Meta Growth (but are convertible into Common Shares). The Old Meta Debentures were delisted from the TSXV in connection with the Arrangement, and were relisted for trading as Unsecured Debentures on the TSXV under the symbol HITI.DB”, with such Unsecured Debentures to remain listed on the TSXV until the earlier of their conversion, maturity, or delisting.

●	Each holder of an Old Meta RSU that had not vested prior to closing of the Arrangement, became entitled to receive, upon vesting, such number of Common Shares which the holder would have been entitled to receive pursuant to the Arrangement if such Old Meta RSUs had vested immediately prior to completion of the Arrangement and such holder had subsequently exchanged the number of Old Meta Shares to which such holder would have been entitled upon such vesting for Common Shares pursuant to the Arrangement.

Nasdaq Listing

In December 2020, High Tide announced its intention to pursue an additional listing of the Common Shares on the Nasdaq Exchange, as part of its capital markets initiative, with the goal of enhancing shareholder value.

As at the AIF Date, High Tide has filed a standard-form listing application with the Nasdaq Exchange, in respect of the proposed listing of the Common Shares. High Tide is required to register the Common Shares under the Securities Exchange Act of 1934 (United States), as amended, by filing a registration statement on Form 40-F with the U.S. Securities and Exchange Commission.

High Tide is expected to become a reporting company within the U.S. upon the Form 40-F registration statement being declared effective, which is expected to occur concurrently with the listing on the Nasdaq Exchange. As at the AIF Date, High Tide continues to work with its Canadian and U.S. legal counsel and is in the process of filing the Form 40-F registration statement, which is expected to be completed in calendar Q1, 2021, subject to there being no delays in the Nasdaq Exchange’s review of listing application. In particular, although the Nasdaq Exchange is expected to begin its review of High Tide’s listing application once High Tide has filed the Form 40-F registration statement, High Tide has been advised by its U.S. legal counsel that, as a result of normal-course backlogs and delays in the Nasdaq Exchange’s review of listing applications, the Nasdaq Exchange’s complete review process could take up to 5 months.

In order to be listed on the Nasdaq Exchange, High Tide must meet the Nasdaq Exchange’s minimum listing requirements, one of which requires High Tide to have the required stockholders equity. High Tide is currently in the process of assessing its ability to satisfy this requirement together with its Canadian and U.S. legal counsel. In connection with the proposed listing of the Common Shares on the Nasdaq Exchange, High Tide may be required to undertake a reorganization of its capital structure in order to meet the minimum share price requirements of the Nasdaq Exchange, and may in order to give effect thereto, undertake a consolidation of the issued and outstanding Common Shares, if and to the extent necessary.

Any listing of the Common Shares on the Nasdaq Exchange remains subject to the satisfaction of all applicable listing requirements of the Nasdaq Exchange, and applicable regulatory requirements. There can be no assurance as to the successful listing of the Common Shares on the Nasdaq Exchange, or the timing of any such listing.

DESCRIPTION OF THE BUSINESS

General

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and lifestyle products. As at the AIF Date, High Tide is one of the largest cannabis retailers in Canada, with 73 operating retail cannabis locations (including jointly-owned corporate retail store locations) across Canada. As a vertically-integrated company, High Tide is engaged in the Canadian cannabis market through a portfolio of Subsidiaries, including Canna Cabana, KushBar, and Meta Growth (which together represent the retail segment of the Business), and Valiant Canada (which represents the wholesale segment of the Business).

As one of Canada’s largest and fastest-growing retail-focused cannabis companies, High Tide’s strategy is to extend and strengthen its integrated value chain, while providing a complete customer experience to its customers and maximizing shareholder value. Since its inception, High Tide has grown, both organically and via strategic acquisitions, to emerge as a leader in the evolving cannabis market within Canada.

As at the AIF Date, High Tide operates a total of 73 branded cannabis retail stores, consisting of (i) 48 cannabis retail stores in the Province of Alberta, (ii) 13 cannabis retail stores in the Province of Ontario, (iii) 3 cannabis retail stores in the Province of Saskatchewan, and (iv) 9 cannabis retail stores in the Province of Manitoba. Each cannabis retail store is operated in accordance with applicable Laws, under applicable Retail Store Authorizations. All cannabis and cannabis products offered for sale by the Company are offered for sale in strict compliance with the various regulatory frameworks in the respective jurisdictions governing adult-use cannabis.

During the financial year of High Tide ended October 31, 2020, (i) approximately 90% (2019 – 77%) of the total revenues of High Tide were derived from sales within the retail segment of the Business to customers outside of High Tide and its Subsidiaries, and (ii) approximately 10% (2019 – 21%) of the total revenues of High Tide were derived from sales within the wholesale segment of the Business to customers outside of High Tide and its Subsidiaries.

The followings sections are intended to provide a summary of the business and operations of High Tide’s material Subsidiaries within the retail, as well as manufacturing and wholesale segments of the Business, as at the AIF Date.

Canna Cabana

Canna Cabana is the successor entity to Old Canna Cabana and Canna SK, both of which were wholly-owned Subsidiaries of High Tide, and were amalgamated in November 2020 pursuant to the ABCA to form Canna Cabana. Canna Cabana is High Tide’s primary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations. As at the AIF Date, Canna Cabana operates a retail cannabis chain with 35 branded stores operating across Canada, in the provinces of Alberta, Ontario and Saskatchewan.

Canna Cabana’s flagship retail concept is designed to expose customers to a unique, consistent and scalable retail design and customer experience, and to emphasize the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, Canna Cabana aims at creating a sophisticated yet playful customer experience, while educating customers and providing them with insight and guidance with respect to its product offerings.

Meta Growth

Meta Growth is High Tide’s secondary retail cannabis business (and its most recently added retail cannabis chain), offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations. As at the AIF Date, Meta Growth operates 35 branded stores across Canada, in the provinces of Ontario, Manitoba, and Saskatchewan. The Meta Growth retail cannabis chain offers a curated selection of top-shelf quality cannabis and accessories, both online and through retail spaces that are cool, comfortable, and designed to enhance customer experience. Through its network of recreational cannabis retail stores, Meta Growth strives to enable the public to gain knowledgeable access to Canada’s network of authorized Licensed Producers. As at the AIF Date, Meta Growth operates its retail cannabis stores under the brand names “META”, “NewLeaf”, and “Bud & Sally”, in the provinces of Alberta, Saskatchewan, Ontario, and Manitoba. Meta Growth intends to establish its presence in the Province of British Columbia once it receives the appropriate Authorizations in British Columbia. Any such expansion is subject to obtaining the required Authorizations.

KushBar

KushBar operates a retail cannabis chain with three branded stores operating in the Province of Alberta. Founded in 2018, KushBar is High Tide’s tertiary retail cannabis business, offering for retail sale various cannabis products and accessories through its provincially-authorized cannabis retail store locations.

KushBar’s flagship retail concept is designed to expose customers to a clean and stylish ambiance and offer them a unique, modern customer experience that emphasizes the holistic and natural qualities of cannabis. Through its in-store displays, its highly trained and knowledgeable staff, and a tailored store atmosphere, KushBar aims at bringing the KushBar vibe to life, while educating customers and providing them with insight and guidance with respect to its product offerings.

As at the AIF Date, High Tide has entered into the Amended Halo Labs APA, pursuant to which High Tide has agreed to sell its three operating KushBar retail cannabis stores to Halo Kushbar Retail Inc., a wholly-owned Subsidiary of Halo Labs Inc., for aggregate consideration of $5.7 million.

Grasscity Entities

Based in Amsterdam, Netherlands, the Grasscity Entities operate Grasscity.com, one of the world’s premier online stores for consumption accessories. Established in 2000, Grasscity.com is one of the most searched and visited consumption accessories retailers, with approximately 5.8 million site visits annually. Grasscity.com offers an extensive selection of hand-picked consumption accessories, from grinders and rolling papers to one-of-a-kind glass bongs, smoking pipes, oil rigs and bubblers. The Grasscity.com e-commerce platform generates over 90% of its revenues from customers located in the United States.

The Grasscity Entities also operate CBDCity.com, one of the world’s newest online stores selling a wide variety of CBD-focused products to international consumers. Established in May 2020, CBDCity.com is backed by a team with over 20 years of e-commerce experience and offers an extensive selection of hand-picked CBD oils and capsules, CBD skin care products, CBD edibles and CBD consumption accessories such as vaporizers and cartridges. CBDCity.com conducts its operations within those States in which activities relating to Industrial Hemp and CBD have been legalized under applicable Laws.

Valiant Canada

Valiant Canada is the successor entity to RGR Canada and Famous Brandz, both of which were wholly-owned Subsidiaries of High Tide, and were amalgamated in November 2020 pursuant to the ABCA to form Valiant Canada.

As a successor to RGR Canada, Valiant Canada is an established designer and international leader in the manufacture and distribution of high-quality, innovative cannabis accessories. Valiant Canada represents the wholesale segment of the Business, offering a suite of proprietary brands which have over time become well known amongst consumers. Valiant Canada’s proprietary brands include names such as “Atomik”, “Evolution”, “Puff Puff Pass”, “Vodka Glass” and “Zoom Zoom”.

Based in Calgary, Alberta, Valiant Canada’s design and development team continues to design products tailored to evolving market trends and consumer preferences that reflect technological innovation and comply with applicable Laws. Through its relationships with its manufacturers, based in Asia, Canada, the United States, and elsewhere, which specialize in various areas of assembly and manufacturing, Valiant Canada continues to deliver to market a suite of high quality, proprietary products (such as high-quality rolling papers) as well as third-party branded products (such as Juju, Zig Zag, and Pax).

As a successor to Famous Brandz, Valiant Canada is also an established leader in the manufacture and distribution of branded consumption accessories and other alternative lifestyle products. Valiant Canada utilizes licensed trademarks associated with leading smoking culture brands established by celebrities and entertainment companies (such as Snoop Dogg Pounds, Trailer Park Boys, Cheech & Chong’s Up in Smoke, and Jay and Silent Bob) in its design and manufacture of various branded consumption accessories and other alternative lifestyle products. Valiant Canada distributes its products to wholesalers and retailers across the globe through business-to-business distribution channels and through a business-to-customer retail e-commerce platform. Valiant Canada has established relationships with a wide network of distributors, wholesalers and retailers with a presence across Canada, the United States and Europe, with the majority of its products being offered for sale in the United States.

Retail Cannabis Stores

The following chart sets out the retail cannabis stores operated by the Company, as at the AIF Date:

Municipality and Province	Number of Stores	Store Brand
Airdrie, Alberta	3	Canna Cabana and NewLeaf
Banff, Alberta	1	Canna Cabana
Beaumont, Alberta	1	Canna Cabana
Bonnyville, Alberta	1	Canna Cabana
Burlington, Ontario	1	Canna Cabana
Calgary, Alberta	19	Canna Cabana and NewLeaf
East York, Ontario	1	Canna Cabana
Edmonton, Alberta	7	Canna Cabana and NewLeaf
Fort Saskatchewan, Alberta	1	Canna Cabana
Grande Prairie, Alberta	1	Canna Cabana
Hamilton, Ontario	1	Canna Cabana
Lacombe, Alberta	1	Canna Cabana
Leduc, Alberta	1	NewLeaf
Lethbridge, Alberta	2	Canna Cabana and NewLeaf
Lloydminster, Alberta	1	Canna Cabana
Niagara Falls, Ontario	1	Canna Cabana
Okotoks, Alberta	1	Canna Cabana
Olds, Alberta	1	Canna Cabana
Red Deer, Alberta	1	Canna Cabana
St. Albert, Alberta	2	Canna Cabana and NewLeaf
Sudbury, Ontario	1	Canna Cabana
Swift Current, Saskatchewan	1	Canna Cabana
Tisdale, Saskatchewan	1	Canna Cabana
Toronto, Ontario	4	Canna Cabana and Meta Growth
Waterloo, Ontario	1	Canna Cabana
Whitecourt, Alberta	1	Canna Cabana
Medicine Hat, Alberta	1	KushBar
Morinville, Alberta	1	KushBar
Camrose, Alberta	1	KushBar
Scarborough, Ontario	1	Meta Growth
Guelph, Ontario	1	Meta Growth
Kitchener, Ontario	1	Meta Growth
Winnipeg, Manitoba	5	Meta Growth
Opaskwayak Cree Nation, Manitoba	1	Meta Growth
Brandon, Manitoba	1	Meta Growth
Morden, Manitoba	2	Meta Growth
Moose Jaw, Saskatchewan	1	Meta Growth

Production and Sales

Valiant Canada, High Tide’s wholesale Subsidiary (and successor to Famous Brandz), manufactures consumption accessories that are sold through the Company’s bricks and mortar retail cannabis stores and online through Grasscity.com. As a vertically-integrated company, the Company produces approximately 40% of all products sold in the retail segment of the Business, and 80% of all products sold in the wholesale segment of the Business. See “Intercorporate Relationships – Valiant Canada” above.

Specialized Skill and Knowledge

All aspects of the Business require specialized skills and knowledge, including in, among other things, the retail sale of cannabis and cannabis products within various jurisdictions in Canada, in accordance with applicable Laws. The Management team is comprised of individuals (including consultants and advisors), who bring together strong complementary skills, expertise and experience in various aspects of the cannabis, retail, wholesale and manufacturing industries, as well as strong capital markets experience. The experienced Management team, along with its other employees, subcontractors and consultants, have the required expertise and specialized knowledge and are well-positioned to implement the Company’s retail-focused cannabis business strategy.

Competitive Conditions

The Company faces, and will continue to face, intense competition from existing and new retailers, wholesalers, and producers of adult-use cannabis, and other applicable participants in the cannabis industry whose services overlap with the retail cannabis segment, as well as other segment(s) of the cannabis industry within which the Company may from time to time be engaged in. Some of the competitors of the Company may have greater financial resources, market access and manufacturing and marketing experience than the Company.

Increased competition by numerous independent cannabis retail outlets and larger and better financed competitors (including new entrants), could have a Material Adverse Effect.

The Company believes that its competition can be broadly grouped into the following five categories:

(a)	Vertically Integrated Competitors: This class of competitors (which may include Licensed Producers that are able to produce cannabis and cannabis products sold at retail stores of their affiliates) includes well-financed competitors with an established operating history in Canada, and significant scale. These competitors are able to compete directly with the Company in the cannabis markets in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba, as the case may be.

(b)	Existing Retailers: This class of competitors includes early-stage and semi-developed retail cannabis businesses, as well as established retail cannabis businesses, which may be well capitalized, and which may also have an established and longer retail operating history in Canada. These competitors are able to compete directly with the Company in the cannabis markets in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba, as the case may be.

(c)	Government Competition: This class of competitors includes government wholesalers that sell directly to consumers, such as the Ontario Cannabis Store in the Province of Ontario and the Alberta Gaming, Liquor and Cannabis Commission (formerly, Alberta Gaming, and Liquor Commission) in the Province of Alberta. These competitors are able to compete directly with the Company in the cannabis markets in the provinces of Alberta and Ontario.

(d)	Illicit Market: This class of competitors includes Persons and businesses operating in the illicit market within various jurisdictions across Canada. These competitors, who Management believes continue to divert a sizeable number of commercial opportunities from the Company, are able to compete directly with the Company in the cannabis markets in the provinces of Alberta, Ontario, Saskatchewan, and Manitoba, as the case may be.

(e)	Existing Wholesalers: This class of competitors includes early-stage and semi-developed wholesalers, as well as established wholesalers, which may be well capitalized, and which may also have an established and longer retail operating history in Canada. These competitors are able to compete directly with the Company in the cannabis markets in the provinces of Alberta, Ontario and Saskatchewan within Canada, as well as in the United States. As of the AIF Date, most of the Company’s competitors in the wholesale segment of the Business operate primarily as product distributors, whereas Valiant Canada (the successor to and Famous Brandz and RGR Canada) designs, directly sources, imports and distributes its product offerings. As a result, Management believes that this provides High Tide with a competitive advantage through vertical integration, enabling Valiant Canada to bring to market unique product designs and offer wholesale customers favourable and flexible pricing.

To remain competitive, High Tide will require a continued high level of investment in research and development, marketing, sales and client support. High Tide may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could have a Material Adverse Effect. However, High Tide believes that the experience of Management in the retail cannabis spaces has and will continue to provide High Tide with a competitive advantage in navigating the complexities of a highly regulated, evolving marketplace and that its competitive position is at least equivalent to that of other cannabis retailers in Canada of a similar size and at a similar stage of development.

Cycles

The Business is not cyclical or seasonal. However, the Business may, from time to time, be affected by supply constraints and disruptions and seasonal variations that impact the supply of cannabis and cannabis products. The impact of such supply constraints and disruptions and seasonal variations on the Business and its operating results cannot be predicted at this time.

Intangible Properties

High Tide’s consumer-focused brands, Canna Cabana, KushBar, and CBDCity, have been an important part of the operation of the Company, and trademarks and other intellectual property rights continue to be essential to maintain the success and competitive position of the Company.

The Company’s portfolio of registered trademarks and designs (including the trademarks and trademark applications of Old Meta Growth, acquired by High Tide as a result of the Arrangement) continue to be valuable assets that distinguish the Company’s brand and reinforce customers’ positive perception of its products and stores. As such, the Company has devoted, and expects to continue to devote, significant resources to the protection of its intellectual property rights, through, among other things, trade secrets, technical know-how and proprietary information. The Company will continue to seek protection of its intellectual property by seeking and obtaining registered protection (including patents) where possible, developing and implementing standard operating procedures and entering into agreements with parties that have access to the Company’s inventions, trade secrets, technical know-how and proprietary information such as business partners, collaborators, employees and consultants, to protect the confidentiality and ownership of intellectual property.

Foreign Operations

As at the AIF Date, High Tide conducts operations in the United States through Valiant Canada (the successor to Famous Brandz), within States in which the manufacture and distribution of branded consumption accessories and other alternative lifestyle products are permitted under applicable Laws, including the States of Illinois, Michigan, California, and Ohio. Approximately 6% (2019 – 7%) of High Tide’s annual sales from continuing operations for the financial year of High Tide ended October 31, 2020 were attributable to the operations of Famous Brandz (the predecessor to Valiant Canada) in the United States.

As at the AIF Date, High Tide also conducts operations in the Netherlands through the Grasscity Entities, in accordance with applicable Laws. Approximately 13% (2019 – 14%) of High Tide’s annual sales from continuing operations for the financial year of High Tide ended October 31, 2020 were attributable to the operations of the Grasscity Entities in the Netherlands.

Management anticipates that the operations of Famous Brandz and the Grasscity Entities in the United States and the Netherlands, respectively, will contribute an approximately consistent percentage of High Tide’s annual sales from continuing operations for the financial year of High Tide ending October 31, 2021.

In May 2020, High Tide launched CBDCity.com and began conducting additional operations in the United States through the Grasscity Entities, within States in which activities relating to industrial hemp and industrial hemp-based CBD have been legalized under applicable Laws. An immaterial percentage (2019 – 0%) of High Tide’s annual sales from continuing operations for the financial year of High Tide ended October 31, 2020 were attributable to the operations of CBDCity.com in the United States.

Employees

As at the AIF Date, the Company has approximately 636 employees, with approximately 603 employees based in Canada, 16 employees based in the United States, and approximately 17 employees based in other jurisdictions (including the Netherlands).

REGULATORY OVERVIEW

The following summary is intended to provide a general overview of the primary Canadian federal and provincial Laws in respect of the distribution and sale of adult-use cannabis, cannabis products and cannabis accessories. The provincial and territorial regulatory frameworks relating to cannabis are complex and rapidly evolving, with provincial and territorial governments in Canada having taken different approaches to regulating cannabis and cannabis-related activities. The below summary is not intended to be an exhaustive, and does not address the Laws of any other jurisdiction. The Company continues to monitor regulatory developments and their impact(s) on the Business, including the Company’s proposed plans for further expansion and growth.

Federal Framework

On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force in Canada, replacing the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”) and the Controlled Drugs and Substances Act (Canada) (“CDSA”) as the governing Laws in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting framework for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, which is implemented by the Cannabis Regulations. Among other things, the Cannabis Act:

●	Contains restrictions on the amounts of cannabis that individuals can possess and distribute, on public consumption and use.

●	Prohibits the sale of cannabis unless authorized by the Cannabis Act.

●	Permits individuals 18 years of age or older to cultivate, propagate, and harvest up to and including four (4) cannabis plants in their dwelling-house, propagated from a seed or plant material authorized by the Cannabis Act.

●	Restricts (but does not strictly prohibit) the promotion and display of cannabis, cannabis accessories and services related to cannabinoids to consumers, including restrictions on branding and a prohibition on false or misleading promotion and on sponsorships.

●	Permits the informational promotion of cannabis in specified circumstances to individuals 18 years of age and older (or any older age specified by applicable provincial legislation).

●	Contains packaging and labelling requirements for cannabis and cannabis accessories.

●	Prohibits the sale of cannabis or cannabis accessories in packaging or with labelling that could be appealing to young persons.

●	Provides the designated Minister with the power to recall any cannabis or class of cannabis on reasonable grounds that such a recall is necessary to protect public health or public safety.

●	Establishes the cannabis tracking and licensing system.

●	Provides powers to designated inspectors for the purpose of administering and enforcing the Cannabis Act and a system for administrative monetary penalties.

The Cannabis Regulations, among other things:

●	Provide for the issuance of cultivation licences for standard cultivation, micro-cultivation, and nursery cultivation, licences for standard processing and micro-processing, as well as sales licences for medical or non-medical use.

●	Contain requirements for all cannabis products to be packaged in a tamper-evident and child-resistant manner.

●	Require specified product information on cannabis product labels (such as the name of the party who packaged the products, the product lot number, and the tetrahydrocannabinol (“THC”) and cannabidiol content).

●	Prohibit testimonials, lifestyle branding and packaging that is appealing to youth.

The Cannabis Act provides provincial and municipal governments the authority to prescribe regulations regarding retail and distribution, as well as the ability to alter some of the existing baseline requirements, such as increasing the minimum age for the purchase and consumption of cannabis. As at the AIF Date, various provincial and municipal governments in Canada have enacted legislation to regulate the storefront and online sale of cannabis produced by Licensed Producers.

Provincial Framework

The following section provides a general overview of the applicable Laws governing the retail sale and distribution of adult-use cannabis, cannabis products and cannabis accessories in the four key provinces within which the Company conducts the Business as at the AIF Date.

Alberta

On November 30, 2017, the Government of Alberta passed Bill 26, An Act to Control and Regulate Cannabis (Alberta) (“Bill 26”), introducing the regulatory framework for recreational cannabis sales in the Province of Alberta. On June 11, 2018 the Gaming and Liquor Statues Amendment Act, 2018 (Alberta) (“Bill 6”) received Royal Assent, coming into force in the Province of Alberta effective July 14, 2018. Bill 6 introduced several changes intended to modernize the Gaming and Liquor Act (Alberta) (as constituted then) to include cannabis, and better equip the AGLC to carry out its expanded mandate. Together, Bill 26 and Bill 6 have amended the Gaming and Liquor Act (Alberta) (renamed the Gaming, Liquor and Cannabis Act (Alberta)) (the “Alberta Cannabis Act”) to govern the purchase, distribution, sale and consumption of recreational cannabis in the Province of Alberta. Effective July 14, 2018, Alberta Regulation 13/2018 (“AR 13/2018”) came into force in the Province of Alberta, amending the Gaming and Liquor Regulation, Alta Reg. 143/96 (now re-named the Gaming, Liquor and Cannabis Regulation (Alberta)) (the “Alberta Cannabis Regulations”).

As at the AIF Date, the AGLC is the provincial body responsible for the oversight of the private retail adult-use cannabis industry within the Province of Alberta. The AGLC is exclusively authorized to purchase adult-use cannabis products from Licensed Producers, which the AGLC may then either (i) distribute to licensed private retailers for sale from licensed premises, or (ii) sell directly through an online platform operated by the AGLC. The AGLC is also responsible for issuing licences to private retailers authorizing the sale of adult-use cannabis products in accordance with the Alberta Cannabis Act, the Alberta Cannabis Regulations, and the AGLC’s policies and conditions. The Alberta Cannabis Act authorizes the AGLC to establish policies, including in respect to the advertising and promoting of cannabis and cannabis retail licences. As at the AIF Date, the Retail Cannabis Store Handbook published by the AGLC (the “AGLC Handbook”) sets out the policies and guidelines of the AGLC related to cannabis retail licences.

The Alberta Cannabis Act prohibits, among other things (i) the online sale of cannabis products by anyone other than the AGLC, (ii) agreements between cannabis licensees and suppliers in respect of the sale or promotion of the supplier’s cannabis, except as provided by the Alberta Cannabis Regulations, (iii) the sale of adult-use cannabis products to an intoxicated person, (iv) the use of certain terms commonly associated with medicine, health or pharmaceuticals (such as, the words “pharmacy”, “dispensary”, “apothecary”, “drug store”, “medicine”, “medicinal”, and “health”) in any signage for a licensed premises or the name of a licensee, and (v) individuals under the age of 18 from entering licensed premises or purchasing, obtaining, or possessing, cannabis. The Alberta Cannabis Act also prohibits the issuance of a cannabis retail licence to an applicant, unless the applicant will conduct the sale of cannabis as a separate business from any other activities of the applicant, and in a location which offers for sale only cannabis products, cannabis accessories (as defined in the Cannabis Act) or other prescribed items.

The Alberta Cannabis Regulations sets out detailed rules regarding (i) the ownership and operation, and location, of licensed premises, (ii) the staffing, security and safety requirements for licensed premises, and (iii) the process for review and approval of applications for cannabis retail store licences. The Alberta Cannabis Regulations prohibits a licensed premises from being located within 100 meters of a provincial health care facility, a school, or land designated as a school reserve or municipal and school reserve, provided however, that municipalities may elect to expressly vary such locational restrictions within the applicable land use by-laws.

Previously, the Alberta Cannabis Regulations also prohibited the issuance of a retail cannabis licence if it would result in more than 15% of the total number of issued retail cannabis licences in the Province of Alberta being held by one person or a group of persons having common control. However, effective November 10, 2020, the Alberta Cannabis Regulations were amended to remove this prohibition.

The AGLC Handbook stipulates that cannabis retail stores may only offer for sale cannabis accessories that promote the responsible and legal storage and consumption of cannabis. The AGLC Handbook also stipulates that the majority of sales of a retail cannabis store must be cannabis. The AGLC has published a list of cannabis accessories it considers to be approved for sale in licensed premises. Among others, accessories that may not be sold at cannabis retail stores include consumable products other than cannabis, products intended to be mixed, applied or consumed with cannabis, organic solvents and products, and promotional material related to the medical use of cannabis.

Each municipality in the Province of Alberta is responsible for establishing its own land use and business licensing by-laws governing the issuance of development permits, building permits and business licences to prospective cannabis retail store licensees. As at the AIF Date, some municipalities have implemented a random selection process for determining the order and priority of review of initial cannabis retail store applications, while others have adopted a first-come, first-served approach. Most municipalities have adopted additional separation requirements beyond the requirements stipulated by the Alberta Cannabis Regulations, including, separation requirements between competing cannabis retail stores, and between a cannabis retail store and other sensitive establishments such as schools, hospitals, treatment centres, and/or public parks, subject to discretionary variances (from the prescribed separation distances) which may be granted by a duly appointed development officer, or the Subdivision and Development Appeal Board pursuant to the Municipal Government Act (Alberta).

Ontario

On December 12, 2017, the Government of Ontario passed the Cannabis Act, 2017 (Ontario) (the “Ontario Act”), to regulate the use, sale and distribution of adult-use cannabis exclusively through a limited number of government stores controlled by the Ontario Cannabis Store (“OCS”), a subsidiary of the existing Liquor Control Board of Ontario (the “LCBO”). In August 2018, following the Ontario provincial election, the new Government of Ontario changed course, announcing a new hybrid system that permits recreational cannabis to be sold in private retail stores, and online through the Province of Ontario.

On October 17, 2018, Bill 36, An Act to enact a new Act and make amendments to various other Acts respecting the use and sale of cannabis and vapour products in Ontario (Ontario) (“Bill 36”), received Royal Assent. Bill 36 amended the Ontario Act and enacted the Cannabis Control Act (Ontario) (the “Cannabis Control Act”), and the Cannabis Licence Act, 2018 (Ontario) (the “Cannabis Licence Act”), to introduce a licensing regime for privately-owned retail cannabis outlets administered by the AGCO. On November 14, 2018, the Government of Ontario released the General Regulation under the Cannabis Licence Act (the “Ontario Cannabis Regulations”), which provides a licensing and regulatory regime for privately-owned and operated cannabis retail stores in the Province of Ontario. Authorized cannabis retail outlets may sell cannabis accessories, such as certain smoking accessories, in the same location as cannabis is sold.

As at the AIF Date:

●	The AGCO has published the Registrar’s Standards for Cannabis Retail Stores, which, among other things, stipulates certain standards and requirements with respect to the advertising and promotional activities, training related to cannabis, security, and certain other matters.

●	The Province of Ontario has set the minimum legal age for possession and consumption of cannabis in the province to 19, and permits cannabis smoking or vaping anywhere that permits tobacco smoking or e-cigarettes within the province.

●	The OCS maintains a monopoly on online sales within the Province of Ontario and is the exclusive distributor of cannabis between Licensed Producers and cannabis retailers within the province.

●	Licensed cannabis retail stores within the Province of Ontario (i) are only permitted to offer for sale cannabis products obtained from the OCS, cannabis accessories and items that in some way directly relate to cannabis or its use, and (ii) may not offer for sale any food or drink that is not cannabis related.

The Cannabis Licence Act has established the following types of licences and authorizations: (i) a retail operator licence (the “Retail Store Operator Licence”), (ii) a cannabis retail manager licence (the “Retail Manager Licence”), and (iii) a retail store authorization (the “RSA”). A cannabis retail store may only open for business within the Province of Ontario upon obtaining a RSA in respect of the specific location, with only applicants for or holders of a Retail Store Operator Licence being eligible to apply for a RSA. In addition, any individual acting in a management function within a cannabis retail store, other than the holder of the Retail Store Operator Licence, must possess a Retail Manager Licence.

Each of the RSA, the Retail Store Operator Licence, and the Retail Manager Licence are subject to certain eligibility criteria. For example, RSAs will not be issued for proposed locations that are within prescribed distances from schools or for locations within municipalities in the province that have opted out of having cannabis stores located within their boundaries prior to January 22, 2019. The AGCO can also refuse an applicant if the AGCO is not satisfied with the applicant’s ability to exercise sufficient control (directly or indirectly) over its retail cannabis business, including over the premises, equipment and facilities.

Although the Government of Ontario had previously implemented certain limits on the total number of retail cannabis stores permitted in the province, on December 12, 2019, the Government of Ontario announced that it would be moving toward an open market for retail cannabis stores. Effective January 6, 2020, amendments to the Ontario Cannabis Regulations eliminated the lottery process previously implemented to allocate a fixed number of Retail Store Operator Licences, and opened the application process for Retail Store Operator Licences to any interested applicant (instead of only lottery winners). On March 2, 2020, the AGCO revoked the then-existing restrictions on the total number of RSAs permitted in the province (which restrictions, in the period immediately prior to such date, permitted only applicants notified by the AGCO before January 6, 2020 to apply for a Retail Store Operator Licence).

The amendments implemented on March 2, 2020 also removed the regional distribution limits within the Province of Ontario, permitting retail cannabis stores to be opened in all municipalities that have not “opted out” of the retail cannabis system. As at the AIF Date, the AGCO has implemented limits on the number of RSAs that a Retail Store Operator may hold, with Retail Store Operator currently permitted to hold up to 30 RSAs. It is anticipated that this cap will be increased to 75 RSAs, effective September 1, 2021.

As at the AIF Date, a corporation is not eligible to be issued a Retail Store Operator Licence if more than twenty five percent (25%) of the corporation is owned or controlled, directly or indirectly, by one or more Licensed Producers or their affiliates (as defined under the Ontario Cannabis Regulations).

Saskatchewan

In the Province of Saskatchewan, the Cannabis Control Act (Saskatchewan) (the “CCSA”) and the Cannabis Control Regulations (Saskatchewan) (the “Saskatchewan Regulations”) establish the regulatory framework for the sale of adult-use cannabis, including the conditions required to obtain retail store and wholesale permits, as well as the conditions under which transfers of such permits are allowed. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) is responsible for the oversight of the private retail adult use cannabis industry in the Province of Saskatchewan, including the issuance of private retail licences, private wholesale permits, and the registration of Licensed Producers.

As at the AIF Date, private cannabis retailers in the Province of Saskatchewan are permitted to sell cannabis, cannabis accessories and ancillary items in standalone storefront locations and deliver within the province using an approved delivery service or common carrier. In the case of online sale, certain requirements apply, which includes the requirement that all sales must be made only to persons of legal age located in the Province Saskatchewan. The SLGA is not directly engaged in the wholesale or retail distribution, or sale, of adult-use cannabis.

As at the AIF Date, the CCSA, among other things:

●	Authorizes the SLGA to establish terms and conditions for cannabis permits, including in respect of the display, packaging or promotion of cannabis, and authorizes municipalities to fully or partially opt out of any cannabis activity authorized by a cannabis permit.

●	Does not establish requirements for the location of cannabis retail stores, and instead, defers to municipalities to set restrictions on the location of cannabis retail stores in their communities through enacting applicable land use by-laws.

●	Does not prohibit vertical integration or other close relationships between cannabis retailers and Licensed Producers.

●	Prohibits, among other things (i) individuals under the age of 19 from entering licensed premises or purchasing, obtaining, or possessing, cannabis, (ii) the sale of adult-use cannabis products to an intoxicated person, and (iii) the possession or consumption of cannabis at a school or childcare facility or at a campground for which a cannabis ban has been declared.

As at the AIF Date, private cannabis retailers in the Province of Saskatchewan (i) may only sell cannabis accessories and ancillary items that directly relate to cannabis, such as cannabis cookbooks, magazines and branded or themed apparel, and (ii) may not sell tobacco products, lottery tickets, snack foods and beverages, products or equipment typically associated with the extraction of cannabinoids through the use of organic solvents, or other items that may encourage the overconsumption of cannabis, the consumption of illicit cannabis or the consumption of cannabis by minors.

Although the Government of Saskatchewan had previously implemented limits on the allocation of the number of cannabis retail licences amongst municipalities across the province, the SLGA moved to an open licensing framework effective September 2020.

Manitoba

The Government of Manitoba has implemented a hybrid retail model for adult-use cannabis, governed by the Safe and Responsible Retailing of Cannabis Act (Manitoba) (“SRRCA”), which introduced amendments to the Liquor and Gaming Control Act (Manitoba) and the Manitoba Liquor and Lotteries Company Act (Manitoba), and the Manitoba Cannabis Regulation (Manitoba). All cannabis retail locations in the Province of Manitoba are operated by licensed private retailers, however, such private retailers must sell cannabis sourced and supplied by the Manitoba Liquor and Lotteries Company. Licensed private retailers in the Province of Manitoba are also authorized to conduct online sales.

The LGCA is responsible for regulating the Province of Manitoba’s cannabis industry, which includes licensing cannabis retail stores and distributors and ensuring that licensees comply with all regulatory requirements through regular inspections and audits. Among other things, the LGCA is responsible for licensing cannabis stores and distributors in the Province of Manitoba, with its inspectors being responsible for compliance enforcement. The SRRCA includes, among others, provisions that:

●	Grant municipal governments the ability to prohibit retail cannabis sales within their boundaries by holding a plebiscite.

●	Ensure only cannabis grown by Licensed Producers is sold at retail locations.

●	Require all cannabis products sold in the Province of Manitoba are packaged and labelled according to federal requirements.

●	Impose increased penalties for specified offences.

Pursuant to the SRRCA, the LGCA may issue the following two categories of retail cannabis licences:

●	The Controlled-Access Licence, which authorizes the operation of a cannabis retail store which does not allow customers to view or access cannabis until after purchase. A licensed premise operated under the Controlled-Access Licence must store cannabis behind a counter or behind shelving with covers to prevent customers from viewing cannabis.

●	The Age-Restricted Licence, which authorizes the operation of a cannabis retail store that persons under the age of 19 are prohibited from entering.

Previously, the Province of Manitoba had implemented restrictions on who may apply for a retail cannabis licence and a lottery process to allocate licences. However, effective June 1, 2020, the Province of Manitoba moved to Phase III of its retail cannabis framework, establishing an open market for adult-use cannabis sales. As at the AIF Date, eligible persons and companies may apply to establish a cannabis retail store in any community in the Province of Manitoba which allows the retail sale of cannabis.

The Cannabis Regulation, 120/2018 (the “Manitoba Cannabis Regulation”) sets out requirements for licensed retailers and distributors, including particulars of store security, store layout, sale transactions, record-keeping requirements, restrictions on promotion and advertising, online sales and so on. In addition to the Manitoba Cannabis Regulation, retailers must also comply with the Terms and Conditions published by the LGCA.

U.S. CANNABIS-RELATED ACTIVITIES DISCLOSURE

In accordance with Staff Notice 51-352, the below discussion is intended to assist readers in understanding the extent of the Company’s involvement, and the risks inherent, in the U.S. cannabis industry, and address the disclosure expectations outlined in Staff Notice 51-352. In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and intends to supplement and amend the same to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance or Laws regarding cannabis regulation.

Although the Company’s business activities are compliant with applicable State and local Law, strict compliance with State and local Laws with respect to cannabis-related activities may neither absolve the Company of liability under U.S. federal Law, nor may it provide a defense to any federal proceeding which may be brought against the Company.

Nature of Involvement in the U.S. Cannabis Industry

The Company indirectly derives a portion of its revenues from the cannabis industry in certain States, including the States of Illinois, Michigan, California, and Ohio, which industry is illegal under U.S. federal Law. As of the AIF Date, the Company is not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S. However, the Company may be considered to have ancillary involvement in the U.S. cannabis industry in the following respects:

(a)	in the U.S. cannabis industry at large, by virtue of the operations of Valiant Canada, which involve the manufacture and distribution of branded consumption accessories and other alternative lifestyle products in States such as Illinois, Michigan, California, and Ohio, in compliance with applicable Laws;

(b)	in the U.S. cannabis industry at large, by virtue of the operations of the Grasscity Entities, which involve the distribution of consumption accessories (such as grinders, rolling papers, glass bongs, smoking pipes, oil rigs and bubblers), through Grasscity.com, in States such as Illinois, Michigan, California, and Ohio, in compliance with applicable Laws; and

(c)	in the U.S. Industrial Hemp and Industrial Hemp-based CBD industry, by virtue of the operations of the Grasscity Entities, which involve the distribution of CBD oils and capsules, CBD skin care products, CBD edibles, and CBD consumption accessories such as vaporizers and cartridges, through CBDCity.com, in States such as Illinois, Michigan, California, and Ohio, in compliance with applicable Laws.

Approximately 21% of the Company’s balance sheet for the financial year of the Company ended October 31, 2020 related to the U.S. cannabis industry. As at the AIF Date, the Company estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 12%.

Cannabis is Illegal under U.S. Federal Laws

In the U.S., cannabis is largely regulated at the State level with certain States having authorized the medical and/or adult use of, and activities relating to, cannabis under certain circumscribed circumstances. However, as at the AIF Date, the cultivation, distribution, possession, and use of cannabis is illegal under U.S. federal Law pursuant to the U.S. CSA, subject to limited exceptions in respect of Industrial Hemp under certain circumscribed circumstances, discussed below (see “Limited Exceptions Applicable for Industrial Hemp”). The U.S. CSA classifies cannabis as a Schedule I controlled substance with a high potential for abuse and no currently accepted medical use, which cannot be safely prescribed (the United States Food and Drug Administration has also not approved cannabis as a safe and effective drug for any indication as at the AIF Date). Consequently, a range of activities, including cultivation and the personal use of cannabis, are prohibited by U.S. federal Law notwithstanding the existence of State-level Laws permitting such activities in respect of medical and/or adult use cannabis at the State-level in the U.S. Such activities, as well as attempting or conspiring to violate the U.S. CSA, or aiding and abetting in a violation of the U.S. CSA, are criminal acts under U.S. federal Law.

Enforcement of U.S. Federal Laws is a Significant Risk.

The Supremacy Clause establishes that the U.S. Constitution and federal Laws made pursuant to it are paramount, and in case of conflict between federal and State Law, the federal Law is paramount. In respect of the U.S. cannabis industry, the conflict between federal Laws and State-level Laws in the U.S. amid the presence of the Supremacy Clause has significant implications for the U.S. cannabis industry at large. In particular, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal Laws and seek to prosecute actors involved in activities related to cannabis in the U.S. despite the fact that such activities may be in compliance with applicable State-level Laws. Any enforcement of current U.S. federal Laws by U.S. federal prosecutors could cause significant financial damage to the Company and the shareholders of the Company.

Limited Exceptions Applicable for Industrial Hemp

Prior to December 20, 2018, the cultivation or sale of Industrial Hemp for any purpose in the U.S. without a Schedule I registration with the U.S. Drug Enforcement Agency (“DEA”) was illegal, unless exempted by the 2014 Farm Bill. However, the 2018 Farm Bill, which was signed into Law on December 20, 2018, removed Industrial Hemp and CBD from the Schedule I controlled substances list under the U.S. CSA, and established a regulatory framework for the cultivation and sale of Industrial Hemp. An earlier internal directive from the DEA issued to its agents on May 22, 2018, concerning the legality of Industrial Hemp and Industrial Hemp-derived products, confirms the DEA’s view that products and materials made from the cannabis plant (including cannabis extracts), to the extent falling outside the definition of cannabis (marijuana) in the U.S. CSA, are not controlled under the U.S. CSA, and may accordingly be sold and otherwise distributed throughout the U.S. without restriction under the U.S. CSA. However, despite the DEA indicating that it maintains no jurisdiction with regard to activities authorized by the 2014 Farm Bill and/or the 2018 Farm Bill, there remains significant uncertainty as to how other federal, State and local agencies in the U.S., as well as financial institutions and service providers, will react to the provisions of the 2018 Farm Bill.

The Company believes that the Company will not be subject to any action taken by the DEA as long as the Company complies with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable State Laws, to the extent that its activities relate to Industrial Hemp. However, and despite the positive changes brought by the 2018 Farm Bill, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable Laws in the U.S. remain subject to change as there are different interpretations among federal, State and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. These different federal, State, and local agency interpretations touch on, among other things, the regulation of cannabinoids by the DEA and/or the United States Food and Drug Administration. These uncertainties likely cannot be resolved without further federal and State legislation, regulation or a definitive judicial interpretation of existing legislation and rules, and in the interim period, there continue to be several legal barriers to selling Industrial Hemp and Industrial Hemp-derived CBD products, including, but not limited to barriers arising from, (i) the fact that Industrial Hemp and cannabis are both derived from the cannabis plant, (ii) the rapidly changing patchwork of State Laws governing Industrial Hemp and Industrial Hemp-derived CBD, and (iii) the lack of United States Food and Drug Administration approval for CBD as a lawful food ingredient, food additive or dietary supplement.

History of Legal Developments in the U.S. Cannabis Industry

In the U.S., cannabis containing in excess of 0.3% THC is categorized as a Schedule 1 controlled substance and is illegal under U.S. federal Law, specifically the U.S. CSA. Even in States that have legalized the use of cannabis and its sale, such activities and certain related activities remain in violation of U.S. federal Law that is punishable by imprisonment, substantial fines, and forfeiture. However, although federally illegal, the U.S. federal government’s approach to enforcement of the U.S. CSA has, at least until recently, trended toward non-enforcement.

The Cole Memorandums

In August 2013, then Deputy Attorney General James Cole authored a memorandum (the “Cole Memorandum”), which outlined the priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum acknowledged that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several States had enacted Laws relating to cannabis for medical purposes. In particular, the Cole Memorandum noted that in jurisdictions that have enacted Laws legalizing cannabis in some form and implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those Laws is less likely to be a priority at the federal level. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only priority cannabis-related conduct to enforce the U.S. CSA. States where medical cannabis had been legalized were not characterized as a priority. The enforcement priorities of the Cole Memorandum were reaffirmed, again, in a 2014 memorandum of the U.S. Department of Justice (the “2014 Cole Memorandum”).

The Sessions Memorandum

On January 4, 2018, former U.S. Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the Cole Memorandum and the 2014 Cole Memorandum. While the Sessions Memorandum does not indicate that the prosecution of cannabis-related offenses is now priority for the DOJ, in rescinding the Cole Memorandum and the 2014 Cole Memorandum, the Sessions Memorandum granted U.S. federal prosecutors discretion in determining whether or not to prosecute cannabis and cannabis-related violations of U.S. federal Law.

In the event that U.S. federal prosecutors exercise their discretion and pursue prosecutions against the Company, alleging cannabis and cannabis-related violations of U.S. federal Law, then the Company could potentially face (i) the arrest of its employees, directors, officers, managers and investors, (ii) charges of ancillary criminal violations of the U.S. CSA, for aiding and abetting and conspiring to violate the U.S. CSA by virtue of providing financial support, services, or goods to participants in the cannabis industry, including State-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis, (iii) restrictions on the entry of employees, directors, officers, managers and investors who are not U.S. citizens from entry into the U.S. for life, or (d) suspension of its U.S. business operations.

The Biden Administration

Former U.S. Attorney General Jeff Sessions resigned on November 7, 2018, at the request of former U.S. President, Donald Trump. Following Mr. Sessions’ resignation and the brief tenure of Matthew Whitaker as Acting U.S. Attorney General, William Barr was confirmed as the U.S. Attorney General on February 14, 2019. To the knowledge of the Company, the DOJ did not take a formal position on the enforcement of U.S. federal Laws relating to cannabis under the leadership of Mr. Barr, or his successors, Acting U.S. Attorney Generals, Jeffery A. Rosen and John Demers, and further, has not taken a formal position on federal enforcement of Laws relating to cannabis under the leadership of current Acting U.S. Attorney General, Monty Wilkinson.

The current U.S. President, Joseph Biden has nominated Merrick Garland to succeed Mr. Wilkinson as the U.S. Attorney General. It is unclear what impact, if any, the new administration will have on U.S. federal government enforcement policy on cannabis.

Unless and until the U.S. Congress amends the U.S. CSA with respect to medical and/or adult use cannabis (and there can be no assurance as to the timing or scope of any such potential amendments, if any), there is a significant risk that federal authorities may enforce current U.S. federal Law. If the U.S. federal government begins to enforce U.S. federal Laws relating to cannabis in States where the sale and use of cannabis is currently legal, or if existing applicable State Laws are repealed or curtailed, any such occurrence could have a Material Adverse Effect.

There can be no assurance that State Laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State Laws within their respective jurisdictions.

The Leahy Amendment and Medical Cannabis

Although the Cole Memorandum and 2014 Cole Memo have been rescinded, one legislative safeguard for the medical cannabis industry remains in place in the U.S. Since 2014, the U.S. Congress has passed appropriations bills which included provisions to prevent the federal government from using congressionally appropriated funds to enforce U.S. federal cannabis Laws against regulated medical cannabis actors operating in compliance with State and local Law (currently the “Leahy Amendment”, but also sometimes referred to as the Rohrabacher-Farr Amendment).

The Leahy Amendment was included in the fiscal year 2019 omnibus appropriations bill signed by former U.S. President, Donald Trump on February 15, 2019, to prevent the U.S. federal government from using congressionally appropriated funds to enforce federal cannabis Laws against regulated medical cannabis actors operating in compliance with State and local Law. This extended the Leahy Amendment until September 30, 2019. On September 27, 2019, President Trump signed a continuing resolution to fund the government through November 21, 2019 to prevent a government shutdown. On December 20, 2019, the Further Consolidated Appropriations Act, 2020 was passed, which authorizes appropriations to fund the operation of certain agencies in the U.S. federal government through September 30, 2020. Additionally, the U.S. House of Representatives has recently passed a federal appropriations bill for fiscal year 2021 that continues the limitation of federal prosecution, noting that funds from the bill cannot be used by the DOJ to prevent States from enacting “laws that authorize the use, distribution, possession, or cultivation of medical marijuana.” However, it is uncertain that an appropriations bill will be enacted. As of the AIF Date, the U.S. Congress has not completed action on appropriations for fiscal year 2021.

There can be no assurance that the Leahy Amendment will be included in future appropriations bills or that there will not be a shutdown of the U.S. federal government in the future (amid which shutdown, drug enforcement administration agents and U.S. federal prosecutors will be free to operate without any restriction otherwise imposed by the spending bill regarding interference with the medical cannabis industry). In the event of any such occurrence, there can be no assurance that the U.S. federal government will not seek to prosecute cases involving medical cannabis business that are otherwise compliant with State Laws. Further, even if the Leahy Amendment is included in future appropriations bills, it is important to note that the Leahy Amendment provides no protection against businesses operating in compliance with a State’s recreational cannabis Laws.

Recap and Summary

Cannabis remains illegal under federal Law in the U.S. However, despite the current state of U.S. federal Law, several States (including States within which the Company might indirectly derive a portion of its revenues from) have legalized recreational adult use of cannabis. In addition, well over half of the States have enacted legislation to legalize and regulate the sale and use of medical cannabis without limits on THC, while other States have legalized and regulated the sale and use of medical cannabis with strict limits on the levels of THC.

The conflict between federal Law and State-level Laws in the U.S. amid the presence of the Supremacy Clause, described above, has significant implications for the U.S. cannabis industry at large and for the Company. First, notwithstanding the existence of State-level Laws permitting medical and/or recreational cannabis activities, and notwithstanding the fact that the Company or industry partners may be in compliance with such State-level Laws, there is a significant risk that U.S. federal prosecutors may enforce U.S. federal Laws and seek to prosecute actors involved in activities related to cannabis. Any enforcement of current U.S. federal Laws by U.S. federal prosecutors could cause significant financial damage to the Company and the shareholders of the Company. Violations of any U.S. federal Laws could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, and may also affect the Company’s reputation and ability to conduct business. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Second, insofar as the activities of the Company relate to Industrial Hemp, while the Company believes that the Company will not be subject to any action taken by the DEA as long as the Company complies with the requirements of the 2014 Farm Bill and/or the 2018 Farm Bill, and applicable State Laws, there remain a number of considerations, potential changes in regulation, and uncertainties regarding the cultivation, sourcing, production and distribution of Industrial Hemp and products containing Industrial Hemp derivatives. Applicable Laws in the U.S. remain subject to change as there are different interpretations among federal, State and local regulatory agencies, legislators, academics and businesses with respect to the treatment of the importation of derivatives from exempted portions of the cannabis plant, the scope of operation of the 2014 Farm Bill and the 2018 Farm Bill, and the authorizations granted to 2018 Farm Bill-compliant Industrial Hemp growers and licensed Industrial Hemp-derived CBD producers. If existing applicable State or federal Laws in respect of Industrial Hemp in the U.S. are repealed or curtailed, or otherwise interpreted in a manner adverse to the activities of the Company as they relate to Industrial Hemp, any such occurrence could have a Material Adverse Effect.

There can be no guarantee that State Laws legalizing and regulating the sale and use of cannabis will not change or be repealed or overturned, or that local government authorities in the U.S. will not limit the applicability of State Laws within their respective jurisdictions. There is a significant risk that future developments in the U.S. cannabis industry could result in third-party service providers suspending or withdrawing services essential to the Company to continue operations in the U.S., and a significant risk that regulatory bodies may impose certain restrictions on the Company’s ability to operate in the U.S.

Ability to Access Capital

The continued development of the Company’s U.S. operations may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of the Company’s current business strategy in the U.S. or the Company ceasing to carry on business in the U.S. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Specifically, given the current Laws regarding cannabis at the federal level in the U.S., traditional bank financing is typically not available to issuers engaged in the U.S. cannabis industry. The federal illegality of cannabis in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under several U.S. statutes, including money laundering statutes. As a result, the Company may not be able to secure financing on terms acceptable to it, or at all.

In the event that the Company raises funds to support its U.S. operations through the issuances of equity or convertible debt securities, existing shareholders of the Company could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of the holders of Common Shares. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies in furtherance of its U.S. operations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Table of Concordance

In accordance with Staff Notice 51-352, the following is a table of concordance, which is intended to assist readers in identifying those parts of this Annual Information Form that address the disclosure expectations outlined in Staff Notice 51-352. Unless otherwise indicated, all cross references in the below table of concordance refer to subheadings under the heading “U.S. Cannabis-Related Activities Disclosure”.

Industry Involvement	Specific Disclosure Necessary to Fairly Present All Material Facts, Risks and Uncertainties	Cross References / Notes
All Issuers with U.S. Cannabis- Related Activities	Describe the nature of the issuer’s involvement in the U.S. cannabis industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.	See: ● “Nature of Involvement in the U.S. Cannabis Industry”
	Prominently state that cannabis is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	See: ● “Nature of Involvement in the U.S. Cannabis Industry” ● “Cannabis is Illegal under U.S. Federal Laws” ● “Recap and Summary”
	Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. cannabis-related activities.	See: ● “History of Legal Developments in the U.S. Cannabis Industry”
	Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.	See: ● “Nature of Involvement in the U.S. Cannabis Industry” ● “Cannabis is Illegal under U.S. Federal Laws” ● “History of Legal Developments in the U.S. Cannabis Industry” ● “Recap and Summary”
	Given the illegality of cannabis under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.	See: ● “Ability to Access Capital”
	Quantify the issuer’s balance sheet and operating statement exposure to U.S. cannabis-related activities.	Approximately 21% of the Company’s balance sheet for the financial year of the Company ended October 31, 2020 related to the U.S. cannabis industry. As at the AIF Date, the Company estimates that its balance sheet and operating statement exposure to U.S. cannabis-related activities is approximately 12%.
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	The Company has received legal advice from U.S. legal counsel regarding (i) compliance with applicable State regulatory frameworks and (ii) potential exposure and implications arising from U.S. federal Law. The Company and its U.S. legal counsel continue to monitor compliance carefully on an ongoing basis.

U.S. Cannabis Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A
	Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.	N/A
U.S. Cannabis Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A
	Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any noncompliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.	N/A
U.S. Cannabis Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

The Company takes commercially reasonable steps to (i) regularly monitor the development of applicable federal and State Laws within the U.S., licensing requirements and regulatory frameworks, (ii) engage U.S. legal counsel, where appropriate, to ensure it is operating in compliance with all applicable Laws and permits, and (ii) ensure that all third parties with which the Company engages in business dealings with are in compliance with the applicable cannabis regulatory framework enacted by the applicable State.

The Company believes that it is, and to the best of its knowledge, believes that each third party with which it has a working business relationship is, as of the AIF Date, in compliance with the applicable cannabis regulatory framework in the States in which it operates.

RISK FACTORS

The Company is subject to a number of risks. A non-exhaustive list of certain specific and general risks that Management is aware of and believe to be material to, and could affect, the business, results of operations, prospects and financial condition of the Company (the “Non-Exhaustive List of Risk Factors”) is attached as Schedule “A” to this Annual Information Form. When reviewing forward-looking statements and other information contained in this Annual Information Form, readers should carefully consider the Non-Exhaustive List of Risk Factors, as well as other uncertainties, potential events and industry and company-specific factors that may have a Material Adverse Effect on the Company.

The Non-Exhaustive List of Risk Factors are not a definitive list of all risk factors associated with an investment in High Tide or in connection with the Business. Additional risks and uncertainties not presently known to Management or that Management does not currently anticipate will be material may impair the Company’s business operations and its operating results, and as a result could materially impact the business, results of operations, prospects and financial condition of the Company. Further, the Company operates in a regulated and rapidly changing environment. New risk factors emerge from time to time and it is not possible for Management to predict all risk factors or the impact of such factors on the Business. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update or revise the Non-Exhaustive List of Risk Factors attached as Schedule “A” to this Annual Information Form or other information contained in this Annual Information Form.

DIVIDENDS AND DISTRIBUTIONS

To date, the Company has not declared or paid any cash dividends on any of its issued securities. Other than requirements imposed under applicable corporate law, there are no other restrictions on the ability of the Company to pay dividends under the articles and other constating documents of the Company.

As at the AIF Date, the Company does not have any intention of paying dividends in the foreseeable future. Any determination to pay any future dividends in any of the Company’s issued securities will remain at the discretion of the respective board of directors and will be made based an assessment of various factors, including, the Company’s earnings, financial requirements and other conditions deemed relevant by the respective board of directors.

DESCRIPTION OF CAPITAL STRUCTURE

High Tide’s authorized share capital consists of an unlimited number of Common Shares without par value. As at the Fiscal Year-End Date, there were 240,090,196 Common Shares issued and outstanding. As at the AIF Date, there were 632,519,670 Common Shares issued and outstanding.

Common Shares

Holders of Common Shares are entitled to one (1) vote for each Common Share held at all meetings of the shareholders of High Tide, to receive dividends if, as and when declared by the Board at its discretion from funds legally available for the payment of dividends, and, upon the liquidation, dissolution or winding up of High Tide, to participate rateably in any distribution of the remaining property or assets of High Tide, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares of High Tide ranking senior in priority to, or on a pro rata basis with, the holders of Common Shares with respect to dividends or liquidation.

The Common Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase rights, nor do they contain any sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and there are no restrictions on the issuance of additional Common Shares by High Tide.

Stock Options

High Tide has in place the Stock Option Plan, which was last approved by the shareholders of High Tide on July 24, 2019. The Stock Option Plan provides for the issuance of Options to directors, officers, employees and consultants of the Company as an incentive to assist High Tide in attaining its goal of improved shareholder value. The principal purposes of the Stock Option Plan are (i) to permit the directors, executive officers, employees, consultants and Persons providing investor relation services to participate in the growth and development of the Company through the grant of equity-based awards, and (ii) to allow High Tide to reduce the proportion of executive compensation otherwise paid in cash and reallocate those funds to other corporate initiatives.

The following summary of certain terms of the Stock Option Plan is qualified, in its entirety, by the full text of the Stock Option Plan, which is included in the 2019 Information Circular incorporated by reference herein, and available under High Tide’s profile on SEDAR at www.sedar.com:

(a)	The Stock Option Plan is a “rolling” plan pursuant to which the aggregate number of Common Shares reserved for issuance thereunder may not exceed, at the time of grant, in the aggregate 10% of High Tide’s issued and outstanding Common Shares from time to time.

(b)	The Stock Option Plan authorizes the Board or a committee of the Board to which the responsibility of approving the grant of Options has been delegated (such committee, referred to herein as the “Approval Committee”) to fix the grant date and the expiry date of Options, and the exercise prices at which Options may be exercised to purchase Common Shares.

(c)	The period during which a particular Option may be exercised (the “Exercise Period”) may not exceed 10 years from the grant date of such Option. Any Option or part thereof not exercised within the Exercise Period will terminate and become null, void and of no effect as of the expiry date (the “Stock Option Expiry Date”). The Stock Option Expiry Date is the earliest of the date fixed by the Board or the Approval Committee, as the case may be, or the 90th day following the date the Person ceases to hold their position other than by reason of death or disability, or sooner as prescribed by the Stock Option Plan.

(d)	The exercise price at which an Option may be used to purchase a Common Share is determined by the Board or the Approval Committee, as the case may be. The exercise price may not be less than the market value for the Common Shares, and is subject to any adjustments required to secure all necessary approvals of any securities regulatory bodies having jurisdiction over the Company, the Stock Option Plan or the Option.

(e)	The number of Common Shares reserved for issuance to any one Person (other than a consultant of the Company) in any 12 month period may not exceed 5% of the outstanding Common Shares at the time of grant.

(f)	The number of Common Shares reserved for issuance to any one consultant or Person providing investor relations services to the Company, in any 12 month period, may not exceed 2% of the outstanding Common Shares at the time of grant.

(g)	The Options issued under the Stock Option Plan are not subject to mandatory vesting provisions, except that that Options granted to Persons providing investor relations services to the Company must vest in stages over not less than 12 months with no more than 25% of such Options vesting in any three month period.

(h)	The Options are non-assignable and not transferable, except under limited circumstances.

As at the AIF Date, High Tide has an aggregate of 23,937,780 unexercised Options issued and outstanding. The following table describes the material terms of the issued and outstanding Options.

Date Issued	Number of Underlying Common Shares	Exercise Price	Expiry Date
November 21, 2018	1,610,000	$0.50	November 21, 2021
April 30, 2019	250,000	$0.50	April 20, 2022
November 18, 2020	1,977,600	$0.93	November 17, 2021
November 18, 2020	280,160	$0.30	October 17, 2022
November 18, 2020	181,280	$0.70	June 29, 2021
November 18, 2020	61,800	$0.74	November 30, 2023
November 18, 2020	70,040	$0.85	February 26, 2023
November 18, 2020	206,000	$0.94	February 27, 2023
November 18, 2020	288,400	$1.10	February 26, 2024
November 25, 2020	15,512,500	$0.20	November 25, 2023
December 4, 2021	2,500,000	$0.20	December 8, 2023
January 4, 2021	1,000,000	$0.26	January 4, 2024

RSUs

High Tide has adopted a restricted share unit plan (“RSU Plan”) whereby High Tide may issue restricted share units (each an “RSU”) subject to maximum of 10% of the issued and outstanding Common Shares as at November 18, 2019 (excluding Common Shares issuable pursuant to all other security based compensation arrangements such as the Stock Option Plan). The RSU Plan supplements the Stock Option Plan by, among other things, providing the Board with an alternative to issuing Options. As at the AIF Date, High Tide has an aggregate of 868,689 RSUs issued and outstanding under the RSU Plan.

Warrants

As at the AIF Date, High Tide has an aggregate of 148,093,322 unexercised Warrants issued and outstanding. The following table describes the material terms of the issued and outstanding Warrants. Of the issued and outstanding Warrants, as at the AIF Date, an aggregate of 37,865,990 Warrants are listed on the TSXV under the symbol “HITI.WT”, and an aggregate of 23,958,332 Warrants are listed on the TSXV under the symbol “HITI.WR”.

Date Issued	Number of Underlying Common Shares	Exercise Price	Expiry Date
March 21, 2019	1,000,000	$0.50	March 21, 2021
April 18, 2018	9,805744	$0.85	April 17, 2021
May 22, 2019	1,550,000	$0.75	May 22, 2021
June 17, 2019	4,266,667	$0.85	June 16, 2021
September 3, 2019	300,000	$0.38	September 3, 2021
September 30, 2019	800,000	$0.30	September 30, 2021
November 12, 2019	1,000,000	$0.30	November 12, 2021
November 14, 2019	7,936,507	$0.50	November 14, 2021
December 4, 2019	8,392,857	$0.50	December 4, 2021
December 14, 2019	7,936,508	$0.50	December 12, 2021
January 6, 2020	35,294,117	$0.255	January 6, 2022
January 26, 2020	3,125,000	$0.40	January 26, 2022
November 18, 2020	741,600	$1.311	December 14, 2021
November 18, 2020	37,865,990	$0.352	February 6, 2023
November 18, 2020	4,120,000	$1.104	April 11, 2023
February 21, 2021	23,958,332	$0.58	February 21, 2024

Unsecured Debentures

As at the AIF Date, High Tide has an aggregate of 7 Unsecured Debentures issued and outstanding. The following table describes the material terms of the issued and outstanding Unsecured Debentures.

Date Issued	Aggregate Principal Amount of Unsecured Debentures	Aggregate Number of Underlying Common Shares	Conversion Price	Expiry Date
April 18, 2019	$5,533,333	7,377,777	$0.75	April 18, 2021
June 17, 2019	$1,200,000	1,600,000	$0.75	June 17, 2021
November 14, 2019	$2,000,000	7,936,507	$0.252	November 14, 2021

Secured Debentures

As at the AIF Date, High Tide has an aggregate of 5 Secured Debentures issued and outstanding. The following table describes the material terms of the issued and outstanding Secured Debentures.

Date Issued	Aggregate Principal Amount of Secured Debentures	Aggregate Number of Underlying Common Shares	Conversion Price	Expiry Date
January 6, 2020	$2,980,000	17,529,411	$0.17	December 15, 2021
November 18, 2020	$900,000	4,090,909	$0.22	November 30, 2022
December 10, 2020	$1,250,000	5,681,818	$0.22	December 31, 2022
July 23, 2020	$10,552,500	25,429,411	$0.425	January 1, 2025

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares were listed on the TSXV effective November 19, 2020, and as at the AIF Date, continue to be listed on the TSXV under the trading symbol “HITI”. Prior to November 19, 2020, the Common Shares were listed on the CSE under the trading symbol “HITI”, from December 17, 2018 to November 18, 2020. The Common Shares are currently also listed and posted for trading on the Frankfurt Stock Exchange, under the symbol “2LY”, and on the OTCQB Venture Market, under the symbol “HITIF”.

Effective November 19, 2020, the Warrants and Unsecured Debentures issued to former shareholders of Old Meta Growth in connection with the Arrangement began trading on the TSXV under the symbols “HITI.WT” and “HITI.DB”, respectively. Effective February 25, 2021, the Warrants issued pursuant to the Bought Deal Offering began trading on the TSXV under the symbols “HITI.WR”.

The following tables sets forth information relating to the trading of the Common Shares on the TSXV and the CSE for the months indicated:

TSXV

Month	High	Low	Trading Volume
March 2021(1)	$0.95	$0.63	32,089,267
February 2021	$1.13	$0.44	209,492,317
January 2021	$0.690	$0.265	88,998,931
December 2020	$0.285	$0.165	40,401,972
November 2020(2)	$0.210	$0.175	10,484,481

Notes:

(1)	From March 1, 2021 to March 5, 2021.
(2)	From November 19, 2020 to November 30, 2020.

CSE

Month	High	Low	Trading Volume
November 2020(1)	$0.19	$0.16	9,200,442
October 2020	$0.175	$0.15	10,115,225
September 2020	$0.20	$0.16	14,279,967
August 2020	$0.215	$0.145	14,368,381
July 2020	$0.165	$0.14	6,641,701
June 2020	$0.22	$0.15	12,334,915
May 2020	$0.20	$0.135	6,971,101
April 2020	$0.165	$0.09	4,734,470
March, 2020	$0.185	$0.085	8,144,538
February, 2020	$0.22	$0.14	4,049,504
January, 2020	$0.26	$0.15	11,415,790
December, 2019	$0.23	$0.16	7,211,534
November, 2019	$0.285	$0.18	4,123,640

Notes:

(1)	From November 1, 2020 to November 18, 2020.

Prior Sales

During the financial year of High Tide ended October 31, 2020, High Tide issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace:

Stock Options

Date Issued	Number	Number of Common Shares Issuable Upon Exercise	Exercise Price (per Common Share)
February 11, 2020	200,000	200,000	$0.50

Warrants

Date Issued	Number	Number of Common Shares Issuable Upon Exercise	Exercise Price (per Common Share)
November 13, 2019	3,500,000	3,500,000	$0.30
November 13, 2019	1,000,000	1,000,000	$0.30
November 14, 2019	7,936,057	7,936,057	$0.50
December 4, 2019	8,392,857	8,392,857	$0.50
December 14, 2019	7,936,058	7,936,058	$0.50
January 6, 2020	58,823,529	58,823,529	$0.255
January 27,2020	3,750,000	3,750,000	$0.40
September 14, 2020	1,600,000	1,600,000	$0.30

Unsecured Debentures

Date Issued	Number	Number of Common Shares Issuable Upon Conversion	Conversion Price (per Common Share)
November 14, 2019	2,000	7,936,507	$0.252
December 4, 2019	2,115	8,392,857	$0.252
December 14, 2019	2,000	7,936,507	$0.252

Secured Debentures

Date Issued	Number	Number of Common Shares Issuable Upon Conversion	Conversion Price (per Common Share)
December 12, 2019	700	2,800,000	$0.25
January 6, 2020	5,000	29,411,764	$0.17

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

The following table sets out the securities of High Tide that were, to the knowledge of High Tide, subject to escrow or subject to a contractual restriction on transfer as of the end of High Tide’s most recently completed financial year ended October 31, 2020.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class(1)
Common Shares	29,153,211(2)	12.14%
Warrants	54,411(2)	0.04%

Notes:

(1)	Based on 240,090,196 Common Shares and 131,064,114 Warrants issued and outstanding as at October 31, 2020.
(2)	Pursuant to the Escrow Agreement, 97,177,371 Common Shares and 181,373 Warrants (collectively, the “Escrowed Securities”) were deposited into escrow in connection with the listing of the Common Shares on the CSE. Pursuant to the terms of the Escrow Agreement, 10% of the Escrowed Securities were released from escrow on the date the Common Shares were listed on the CSE, with the remaining Escrowed Securities to be released in increments of 15% every 6 months thereafter, subject to acceleration provisions provided for in National Policy 46-201 - Escrow for Initial Public Offering.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out certain information with respect to the directors and officers of High Tide. Each director of High Tide is elected to hold office until the next annual meeting of the shareholders of High Tide or until their successor is duly elected or appointed.

Name, and Province, and Country of Residence	Position	Principal Occupation(s) for Past Five Years(1)	Director or Officer Since
Harkirat (Raj) Grover (Alberta, Canada)	Director, President and Chief Executive Officer	Mr. Grover is the founder of High Tide, and has served as the President, Chief Executive Officer, and the Executive Chairman of the Board since the incorporation of High Tide in February 2018. Since 2009, Mr. Grover has served as a director and officer of Famous Brandz, RGR Canada, Canna Cabana, KushBar, and Smoker’s Corner, each of which are wholly-owned Subsidiaries of High Tide Inc.	February 8, 2018
Rahim Kanji (Alberta, Canada)	Chief Financial Officer	Mr. Kanji has over 18 years of experience in various industries from start-up technology to enterprise oil and gas. Most recently he was the Chief Operating Officer at Kudos Inc., prior to which he was the Controller at Solium Capital Inc.	May 27, 2019
Nitin Kaushal(2) (3) (4) (Ontario, Canada)	Director	Mr. Kaushal has served as a member of the Board since October 2018. Mr. Kaushal is the President of Anik Capital Corp., and has over 30 years of experience in the financial services industry. Recently, he retired from PricewaterhouseCoopers LLP (Canada), where he was a Managing Director in their Corporate Finance Practice.	October 16, 2018

Arthur Kwan(2) (3) (4)) (Alberta, Canada)	Director	Mr. Kwan is the President and Chief Executive Officer of CannaIncome Fund, a private investment firm focused on the cannabis sector. He began his investment career in 1997 with TD Asset Management and brings over 20 years of investment banking, capital markets, and private equity experience. Mr. Kwan has since held increasingly senior investment banking positions with Scotia Capital Inc., PI Financial Corp., and Paradigm Capital Inc., where he was Managing Director, Investment Banking.	August 24, 2018
Christian Sinclair(2) (3) (4) (Manitoba, Canada)	Director	From January 2018 to November 2020, Mr. Sinclair was a member of the board of directors of Meta Growth. Mr. Sinclair is also a member of the Opaskwayak Cree Nation and played a critical role in opening Canada’s first legal Cannabis store on First Nations Land with Meta Growth.	November 18, 2020
Andrea Elliott (Ontario, Canada)	Director	Ms. Elliott is the Executive Vice President, Direct to Consumer at Moose Knuckles Canada – a successful global Canadian luxury outerwear brand. Previously, Ms. Elliott founded r2 retail resources, an independent consultancy that supported domestic and international retailers with strategic initiatives, growth plans, e-commerce ideation and SG&A improvements. Ms. Elliott was also previously Vice President and General Manager of PVH Canada Retail (Calvin Klein, Van Heusen, IZOD & Bass), an Executive Vice President at PricewaterhouseCoopers LLP (Canada) and Chief Operating Officer with Karabus Management – a wholly-owned Subsidiary of PricewaterhouseCoopers LLP (Canada) focused on the retail industry.	January 4, 2021
Joy Lisa Avzar (Alberta, Canada)	Vice President and Legal Counsel	From October 2018 to December 2020, Ms. Avzar acted as the Vice President and Legal Counsel to Meta Growth. Prior to joining Meta Growth, Ms. Avzar occupied the role of the Director-Real Estate and Corporate Services at Royal & Sun Alliance Insurance Company of Canada.	November 18, 2020
Andreas-Alexander Palalas (Alberta, Canada)	Chief Revenue Officer	Mr. Palalas has served as the Chief Revenue Officer of High Tide since May 2018. From July 2016 to August 2019, Mr. Palalas was the Director of Sales at Famous Brandz.	November 20, 2018

Shimmy Posen (Ontario, Canada)	Corporate Secretary	Mr. Posen is a Partner at Garfinkle Biderman LLP in Toronto, Ontario, where he practices in the firm’s corporate commercial and securities group, with an emphasis on corporate finance and mergers and acquisitions.	December 14, 2018
Vahan Ajamian (Ontario, Canada)	Vice President, Capital Markets	Prior to his role with High Tide, Mr. Ajamian held the position of Managing Director-Analyst Relations at MedMen Enterprises Inc., Analyst at Beacon Securities Ltd., Senior Accountant at KPMG LLP (Canada), and Equity Research Associate at TD Securities Inc.	November 3, 2020
Omar Khan (Ontario, Canada)	Senior Vice President, Corporate and Public Affairs	Prior to his role with High Tide, Mr. Khan held the positions of Vice President and National Cannabis Sector Lead at Hill+Knowlton Strategies, from November 2016 until December 2020. Prior to that, Mr. Khan served as Chief of Staff to the Province of Ontario’s Minister of Health and Long-Term Care, from July 2014 until October 2016.	January 11, 2021

Notes:

(1)	Information with respect to the principal occupation, business or employment is not within the knowledge of High Tide and has been furnished by the respective director and/or officer.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Audit Committee.

As at the AIF Date, based on High Tide’s review of insider reports filed with System for Electronic Disclosure by Insiders (SEDI) and from information furnished by each director and officer of High Tide, the directors and officers of High Tide, as a group, beneficially owned, directly or indirectly, and exercised control or direction over approximately 100,818,648 Common Shares, representing approximately 15.94% of the issued and outstanding Common Shares as at the AIF Date.

A biography of certain directors and officers of High Tide is contained in the 2020 Information Circular, which is incorporated by reference herein, and available under High Tide’s profile on SEDAR at www.sedar.com.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Other than as described below, no director or executive officer of High Tide is, as at the AIF Date, or has been within 10 years before the AIF Date, a director, chief executive officer or chief financial officer of any company (including High Tide), that:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Person was acting in the capacity as director, chief executive officer or chief financial officer.

Nitin Kaushal, a director of High Tide, was a director of 3 Sixty Risk Solutions Ltd. (“3 Sixty”) on July 15, 2020, on which date the Ontario Securities Commission issued a failure-to-file cease trade order against 3 Sixty, ordering that, subject to a limited exception specified in the failure-to-file cease trade order, all trading in the securities of 3 Sixty cease until the company filed (i) its audited annual financial statements for the financial year ended December 31, 2019, (ii) its management’s discussion and analysis for the financial year ended December 31, 2019, and (iii) the certification of the foregoing filings as required by Applicable Securities Laws (the foregoing, collectively, the “Outstanding 3 Sixty Filings”). On October 8, 2020, the Ontario Securities Commission issued an order (the “3 Sixty Partial Revocation Order”) partially revoking its failure-to-file cease trade order, solely to permit trades in securities of 3 Sixty that are necessary for and are in connection with a private placement to be undertaken by 3 Sixty for aggregate gross proceeds of up to $6,750,000 and in order to raise the funds necessary to complete and file the Outstanding 3 Sixty Filings and fund certain expenses outlined in the 3 Sixty Partial Revocation Order.

Bankruptcies

No director or executive officer of High Tide, nor a shareholder holding a sufficient number of securities of High Tide to affect materially the control of High Tide:

(a)	is, as at the AIF Date, or has been within the 10 years before the AIF Date, a director or executive officer of any company (including High Tide) that, while that Person was acting in that capacity, or within a year of that Person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the AIF Date, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of High Tide, nor a shareholder of High Tide holding a sufficient number of securities of High Tide to affect materially the control of High Tide, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

High Tide’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of High Tide may have a conflict of interest in negotiating and concluding terms respecting the transaction. High Tide’s directors and officers may, from time to time, also be engaged in certain outside business interests that do not materially or adversely interfere with their duties to the Company. In some cases, High Tide’s directors and officers may have fiduciary obligations associated with such outside business interests, that could interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. Further, such outside business interests could require significant time and attention of High Tide’s directors and officers.

In addition, the Company may also become involved in other transactions which conflict with the interests of High Tide`s directors and the officers who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable Laws. In particular, in the event that such a conflict of interest arises at a meeting of High Tide’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable Laws, the directors of High Tide are required to act honestly, in good faith and in the best interests of High Tide.

PROMOTERS

Except as disclosed below, no Person has, during the two (2) most recently completed financial years of High Tide ended October 31, 2020 and 2019 or during the current financial year of High Tide, been a promoter of High Tide.

Mr. Harkirat (Raj) Grover, the President, Chief Executive Officer, and a director of High Tide, took the initiative of founding and organizing High Tide and its business and operations, including the business and operations of certain of its Subsidiaries, such as RGR Canada, Smoker’s Corner, Canna Cabana, and KushBar. As at the AIF Date, Mr. Grover continues to be responsible for, among other things, identifying new business opportunities for the Company. Accordingly, Mr. Grover may be considered a promoter of High Tide within the meaning of Applicable Securities Laws.

As at the AIF Date, Mr. Grover beneficially owns, controls and directs (i) an aggregate of 97,177,371 Common Shares (representing approximately 15.36% of the issued and outstanding Common Shares as at the AIF Date), and (ii) an aggregate of 1,500,000 Options, with each Option exercisable at an exercise price of $0.25 and expiring on November 25, 2023.

During the financial year of High Tide ended October 31, 2020, Mr. Grover receive an annual salary from High Tide in the amount of $310,932, and a bonus of $150,000 pursuant to the terms of his executive employment agreement with High Tide. In addition, High Tide leases an office and a warehouse in Calgary, Alberta that is owned by Grover Properties Inc., a company that is controlled by Mr. Grover. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386,000 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of High Tide.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Except as disclosed below, there are no legal proceedings or material regulatory actions to which the Company is or was a party to, or to which any of its respective property is or was the subject of, during the financial year of High Tide ended October 31, 2020, and to the knowledge of High Tide, no such proceedings are contemplated. From time to time, however, the Company may become subject to various claims and legal actions arising in the ordinary course of the Business.

In March 2019, High Tide entered into an option agreement (the “2019 Option Agreement”) with a third winner (the “Toronto Lottery Winner”) selected in the First Expression of Interest Application Lottery and an entity controlled by the Toronto Lottery Winner (together with the Toronto Lottery Winner, the “Toronto Litigants”), in respect of the establishment and operation of a retail cannabis store within the City of Toronto, Ontario.

In November 2020, the Toronto Litigants commenced an originating application (the “Application”) in the Court of Queen’s Bench of Alberta against High Tide, in respect of the 2019 Option Agreement. The Application seeks (i) a declaration that the 2019 Option Agreement is valid and binding, (ii) a declaration that the Toronto Lottery Winner validly exercised a “put option” granted to the Toronto Lottery Winner pursuant to the terms of the 2019 Option Agreement, and (iii) in the alternative, a declaration that the Toronto Lottery Winner has not extinguished their right to exercise the “put option” again. The Court of Queen’s Bench of Alberta is scheduled to hear the Application on April 9, 2021. High Tide believes the subject matter of the Application to be without merit and intends to fully defend its interests and take all other legal actions available to it.

The outcome of the Application is subject to ongoing court proceedings, and it is not practicable to determine an estimate of the possible financial effect (if any) on High Tide at this time, with sufficient reliability. There can be no assurance that High Tide will be successful in challenging the Application. In the event that the Toronto Litigants are successful, High Tide may be exposed to a claim for recovery of legal costs associated with the Application by the Toronto Litigants. Further, in the event that the Toronto Litigants are declared to have validly exercised their “put option” pursuant to the 2019 Option Agreement, High Tide may, subject to the discretion of the Court of Queen’s Bench of Alberta, be required to pay the sum of, the exercise price of $6,250,000, the book value of all inventory at the cannabis retail store on closing, and any outstanding amount (as at closing) of any indebtedness incurred by the Toronto Litigants in relation to the build-out and start-up of the cannabis retail store in accordance with the terms of the 2019 Option Agreement.

Regulatory Actions

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation, or by a securities regulatory authority, during the financial year of High Tide ended October 31, 2020, and to the knowledge of High Tide, no such penalties or sanctions are contemplated. Further, there are no penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreement before a court relating to securities legislation, or with a securities regulatory authority, during the financial year of High Tide ended October 31, 2020.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Annual Information Form, High Tide is not aware of any material interest, direct or indirect, of (i) any Person that beneficially owns, or exercises control or direction over, directly or indirectly, more than ten percent (10%) of the voting rights attached to the Common Shares, (ii) any director or officer of the Company, or (iii) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within the three (3) most recently completed financial years of High Tide, or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Capital Transfer Agency, ULC, located at 390 Bay Street, Suite 920, Toronto, Ontario, M5H 2Y2.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there were no contracts entered into by the Company during the 12-month period ended October 31, 2020 which are material, or entered into before the 12-month period ended October 31, 2020, but are still in effect and which are required to be filed with Canadian securities regulators in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations, other than the following contracts:

●	the Arrangement Agreement;

●	the Windsor Loan Agreement;

●	the Amended Halo Labs APA;

●	the ATB Continuing Guarantee; and

●	the High Tide Debt Restructuring Agreement.

Copies of the above-listed material contracts are available for inspection at the offices of High Tide’s legal counsel, Garfinkle Biderman LLP, 1 Adelaide Street East, Suite 801, Toronto, ON M5C 2V9, at any time during ordinary business hours. Copies of the above-listed material contracts are also available under High Tide’s profile on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this Annual Information Firm, either directly, or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the Person:

●	Ernst & Young LLP, High Tide’s independent auditors, have prepared an independent audit report dated March 1, 2021 in respect of High Tide’s audited consolidated financial statements for the years ended October 31, 2020 and 2019.

The auditors of High Tide, Ernst & Young LLP, are independent with respect to High Tide, in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

AUDIT COMMITTEE

Audit Committee Charter

High Tide has adopted a charter for the Audit Committee (the “Audit Committee Charter”), which sets out, among other things, the composition of the Audit Committee, as well as its responsibilities, duties, principles and procedures. A copy of the Audit Committee Charter is attached as Schedule “B” to this Annual Information Form.

Composition of the Audit Committee

The Audit Committee is comprised of the following members:

Name	Independence (1)	Financial Literacy (2)
Nitin Kaushal (Chair)	Independent	Financially literate
Arthur Kwan	Independent	Financially literate
Christian Sinclair	Independent	Financially literate

Notes:

(1)	Within the meaning of subsection 6.1.1(3) of National Instrument 52-110 Audit Committees (“NI 52-110”), which requires a majority of the members of an audit committee of a venture issuer not to be executive officers, employees or control persons of the venture issuer or of an affiliate of the venture issuer.
(2)	Within the meaning of subsection 1.6 of NI 52-110.

Relevant Education and Experience

All members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by High Tide’s financial statements.

The following is a summary of the relevant education and experience of the current members of the Audit Committee:

●	Nitin Kaushal, CPA, CA – Mr. Kaushal is the President of Anik Capital Corp., and has over 30 years of experience in the financial services industry. Recently, he retired from PricewaterhouseCoopers LLP (Canada), where he was a Managing Director in their Corporate Finance Practice. He has worked in a number of senior roles with a number of Canadian investment banks including Desjardins Securities Inc., Orion Securities Inc., Vengate Capital, HSBC Securities Inc., and Gordon Capital and in the venture capital industry with MDS Capital Corp. Mr. Kaushal sits on a number of public and private company boards and has a BSc from the University of Toronto and is a Chartered Professional Accountant.

●	Arthur Kwan, CFA, ICD.D – Mr. Kwan is the President and Chief Executive Officer of CannaIncome Fund, a private investment firm focused on the cannabis sector. He began his investment career in 1997 with TD Asset Management and brings over 20 years of investment banking, capital markets, and private equity experience. Mr. Kwan has since held increasingly senior investment banking positions with Scotia Capital Inc., PI Financial Corp., and Paradigm Capital Inc., where he was Managing Director, Investment Banking.

●	Christian Sinclair – Mr. Sinclair is a proud member of the Opaskwayak Cree Nation. He graduated from Margaret Barbour Collegiate Institute in 1988 and subsequently went on to serve in the Canadian military from 1988 to 1995, participating in tours of duty in Cyprus (1990 Recon) and Somalia (1992-93 Special Forces). In 2003, Mr. Sinclair was named as one of Canada’s Top 40 under 40. He was the co-founder of the Manitoba Indigenous Summer Games and the General Manager for the 2002 North American Indigenous Games in Winnipeg. In 2016, Mr. Sinclair was elected as Onekanew (Chief) for the Opaskwayak Cree Nation. Since then, he has been appointed as one of the co-chairs of a task force created to lead the process of implementing the Government of Manitoba’s Northern Economic Development Strategy.

External Auditor Service Fees

The aggregate fees billed by High Tide’s external auditors during the financial years of High Tide ended October 31, 2020 and 2019 are as follows:

	Fiscal Year ended October 31, 2020	Fiscal year ended October 31, 2019
Audit Fees	$300,000	$409,144
Audit-related Fees(1)	$30,000	Nil
Tax Fees(2)(3)	Nil	Nil
All Other Fees(4)	Nil	$8,025
Total	$330,000	$417,169

Notes:

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Tax compliance fees for the financial year ended October 31, 2020 are based on estimated costs.
(4)	Fees for services other than disclosed in any other row, including fees related to the review of the Company’s Management Discussion & Analysis.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under High Tide’s profile on SEDAR at www.sedar.com.

Additional information concerning the Company, including the remuneration and indebtedness, of the directors and officers of High Tide, the principal holders of High Tide`s securities, and the securities authorized for issuance under High Tide`s equity compensation plans, is contained in the 2020 Information Circular, which is incorporated by reference herein, and available under High Tide’s profile on SEDAR at www.sedar.com.

Additional financial information concerning the Company, including High Tide’s audited consolidated financial statements, the notes thereto, the auditor’s report thereon and related management’s discussion and analysis for the financial year of High Tide ended October 31, 2020, can be found on High Tide’s profile on SEDAR at www.sedar.com.

SCHEDULE “A”

NON-EXHAUSTIVE LIST OF RISK FACTORS

Licenses and Permits

The ability of the Company to continue the Business is dependent on the good standing of various Authorizations from time to time possessed by the Company and adherence to all regulatory requirements related to such activities. The Company will incur ongoing costs and obligations related to regulatory compliance, and any failure to comply with the terms of such Authorizations, or to renew the Authorizations after their expiry dates, could have a Material Adverse Effect.

Although Management believes that the Company will meet the requirements of applicable Laws for future extensions or renewals of the applicable Authorizations, there can be no assurance that applicable Governmental Entities will extend or renew the applicable Authorizations, or if extended or renewed, that they will be extended or renewed on the same or similar terms. In the event that the applicable Governmental Entities do not extend or renew the applicable Authorizations, or should they renew the applicable Authorizations on different terms, any such event or occurrence could have a Material Adverse Effect.

The Company remains committed to regulatory compliance. However, any failure to comply with applicable Laws may result in additional costs for corrective measures, penalties, or restrictions on the operations of the Company. In addition, changes in applicable Laws or other unanticipated events could require changes to the operations of the Company, increased compliance costs or give rise to material liabilities, which could have a Material Adverse Effect.

Changes in Laws

The Business is subject to a variety of applicable Laws, including those relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, packaging and labeling, and disposal of cannabis and cannabis products. The Company is also subject to applicable Laws relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As applicable Laws pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to applicable Laws could have a Material Adverse Effect.

The legislative framework pertaining to the Canadian adult-use cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may also limit the Company’s ability to participate in such market.

Risks Relating to Suppliers

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Company to purchase and to operate the Business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, could have a Material Adverse Effect. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could also have a Material Adverse Effect. The facilities of the Licensed Producers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements could also have an impact on the ability of Licensed Producers supplying the Company to continue operating under their Authorizations or the prospect of renewing their Authorizations or on the ability or willingness of the Company to sell product sourced from one or more Licensed Producers, which could have a Material Adverse Effect.

In addition to the foregoing, one or more of the risk factors contemplated in this Annual Information Form may also directly apply to, and impact, the business, operations and financial condition of the Licensed Producers supplying the Company, resulting in such Licensed Producers to experience operational slowdowns or other barriers to operations (including as a result of protective measures associated with COVID-19) which may affect the ability of the Company to obtain and sell product sourced from such Licensed Producer. In turn, such events could have an indirect Material Adverse Effect.

Third Party Relationships

From time to time, the Company may enter into strategic alliances with third parties that the Company believes will complement or augment its Business or will have a beneficial impact on the Company. Strategic alliances with third parties could present unforeseen integration obstacles or costs, may not enhance the Business, and may involve risks that could adversely affect the Company, including the risk that significant amounts of Management’s time may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the Company incurring additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a Material Adverse Effect.

Reliance on Established Cannabis Retail Stores

The Retail Store Authorizations held by the Company are specific to individual cannabis retail stores. Any adverse changes or disruptions to the functionality, security and operation of the Company’s sites or any other form of non-compliance may place the Retail Store Authorizations held by the Company at risk, and have a Material Adverse Effect. As the Business continues to grow, any expansion to or update of the current operating cannabis retail stores of the Company, or the introduction of new cannabis retail stores, will require the approval of the applicable cannabis regulatory authority. There can be no guarantee that the applicable cannabis regulatory authority will approve any such expansions and/or renovations, which could have a Material Adverse Effect.

Failure or Significant Delays in Obtaining Regulatory Approvals

The ability of the Company to achieve its business objectives are contingent, in part, upon compliance with the regulatory requirements enacted by applicable Governmental Entities, including those imposed by applicable cannabis regulatory authorities, and obtaining and maintaining all Authorizations, where necessary. The Company cannot predict the time required to secure all appropriate Authorizations for the product offerings of the Company in place from time to time, or the extent of testing and documentation that may be required by Governmental Entities. The impact of regulatory compliance regimes and any delays in obtaining, or failure to obtain, the required Authorizations may significantly delay or impact the development of the business and operations of the Company. Non-compliance could also have a Material Adverse Effect.

Regulatory or Agency Proceedings, Investigations and Audits

The Business requires compliance with many Laws. Failure to comply with these Laws could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a Material Adverse Effect.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company’s suppliers and sold by the Company are recalled due to an alleged product defect or for any other reason, the Company may be required to incur unexpected expenses relating to the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant attention of, and time from, Management. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company’s suppliers were subject to recall, the image of that product and the supplier, as well as the Company, could be negatively affected. A recall for any of the foregoing reasons could lead to decreased demand and could have a Material Adverse Effect. Additionally, product recalls may lead to increased scrutiny of the operations by Governmental Entities or other regulatory agencies, requiring further attention from Management and potential legal fees and other expenses which could also have a Material Adverse Effect.

Product Liability

As a seller of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it sells are alleged to have caused significant loss or injury. In addition, the sale of cannabis and cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis and cannabis products alone or in combination with other medications or substances could also occur. The Company may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs to the Company, could adversely affect the reputation of the Company with its clients and consumers generally and could have a Material Adverse Effect. There can be no assurance that the Company or its suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the products of the Company.

Cannabis Prices

The revenues of the Company are in part derived from the sale and distribution of cannabis, as such, the profitability of the Company may be regarded as being directly related to the price of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to the growing operations of cannabis suppliers, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a Material Adverse Effect. Further, any inability to secure required supplies and services or to do so on favourable terms could have a Material Adverse Effect. This includes, among other things, changes in the selling price of cannabis and cannabis products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline could have a Material Adverse Effect.

The operations of the Company may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

Epidemics and Pandemics (including COVID-19)

The Company faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a Material Adverse Effect. In particular, the Company could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a Material Adverse Effect.

As at the AIF Date, the duration and the immediate and eventual impact of COVID-19 remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its industry partners. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact, the Business and the market for the Common Shares, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat COVID-19 (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Company’s control, which could have a Material Adverse Effect. There can be no assurance that the personnel of the Company will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, COVID-19 represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a Material Adverse Effect.

Public Company Consequences

High Tide’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Common Shares. The increased price volatility could have a Material Adverse Effect.

In addition, as a reporting issuer, High Tide and its business activities will be subject to the reporting requirements of Applicable Securities Laws, and the listing requirements of the TSXV and such other stock exchanges on which its Common Shares may from time to time be listed. Compliance with such rules and regulations will increase the Company’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Market for Securities

There is currently no market through which the securities of the Company (other than the Common Shares and a limited number of Warrants) may be sold. This may affect the pricing of the securities of High Tide in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance that an active trading market of securities of High Tide, other than the Common Shares, will develop or, if developed, that any such market will be sustained.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced substantial volatility in the past, and recently, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors included macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities (including the Common Shares) is also likely to be affected by the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company’s securities include, but are not limited to, the following: the extent of analytical coverage available to investors concerning the Business may be limited if investment banks with research capabilities do not follow the Company’s securities, lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s securities, and a substantial decline in the price of the Company’s securities that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Company’s securities at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Competition

The Company faces, and will continue to face, intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources (including technical, marketing, and other resources compared to the Company). Such companies may be able to devote greater resources to the development, promotion, sale and support of their respective products and services. Such companies may also have more extensive customer bases and broader customer relationships, and may make it increasingly difficult for the Company to, among other things, enter into favorable business agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund capital investments by the Company.

In addition, Management estimates that, as at the AIF Date, there may be currently hundreds of applications for Retail Store Authorizations being processed by applicable cannabis regulatory authorities. The number of Authorizations granted, and the number of retail cannabis store operators ultimately authorized by applicable cannabis regulatory authorities, could have an adverse impact on the ability of the Company to compete for market share in the cannabis market within various jurisdictions in Canada. The Company also faces competition from illegal cannabis dispensaries, engaged in the sale and distribution of cannabis to individuals without valid Authorizations.

Lastly, as the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors may be expected to increase significantly. Such increases may also be accompanied by shifts in market demand, and other factors that Management cannot currently anticipate, and which could potentially reduce the market for the products of the Company, and ultimately have a Material Adverse Effect.

In order to remain competitive in the evolving cannabis market, the Company will need to invest significantly in, among other things, research and development, market development, marketing, production expansion, new client identification, distribution channels, and client support. In the event that the Company is not successful in obtaining sufficient resources to invest in these areas, the ability of the Company to compete in the cannabis market may be adversely affected, which could have a Material Adverse Effect.

Dependence on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of Management as well as certain consultants (collectively, the “Key Personnel”). The future success of the Company depends on their continuing ability to attract, develop, motivate, and retain the Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a Material Adverse Effect on the ability of the Company to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

Conflicts of Interest

The Company may, from time to time, be subject to various potential conflicts of interest due to the fact that some of its officers, directors and consultants may be engaged in a range of outside business activities. The executive officers, directors and consultants of the Company may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the executive officers, directors and consultants of the Company may have fiduciary obligations associated with these outside business interests that interfere with their ability to devote time to the Business and that could have a Material Adverse Effect. These outside business interests could also require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by the Company. The interests of these persons could conflict with those of the Company. Further, from time to time, these persons may also be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable Laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable Laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Limited Operating History

The Company has a limited history of operations and is in the early stage of development as it attempts to create an infrastructure to capitalize on the opportunity for value creation in the cannabis industry. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The limited operating history may also make it difficult for investors to evaluate the Company’s prospects for success. There is no assurance that the Company will be successful and the likelihood of success must be considered in light of its early stage of operations.

The Company may not be able to achieve or maintain profitability and may incur losses in the future. In addition, the Company is expected to increase its capital investments as it implements initiatives to grow the Business. If the Company’s revenues do not increase to offset these expected increases, the Company may not generate positive cash flow. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Company’s behalf or in their services that violate (a) various applicable Laws, including healthcare Laws, (b) applicable Laws that require the true, complete and accurate reporting of financial information or data, or (c) the terms of the Company’s agreements with third parties. Such misconduct could expose the Company to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

The Company cannot always identify and prevent misconduct by its employees and other third parties, including third party service providers, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown, unanticipated or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from such misconduct. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its Business, including the imposition of civil, criminal or administrative penalties, damages, monetary fines and contractual damages, reputational harm, diminished profits and future earnings or curtailment of its operations.

Internal Controls

Effective internal controls are necessary for the Company High Tide to provide reliable financial reports and to help prevent fraud. Although High Tide has, and will continue to develop and implement, a number of procedures and safeguards in order to help ensure the reliability of its financial reports, including those imposed on High Tide under applicable Laws, in each case High Tide cannot be certain that such measures will ensure that High Tide maintains adequate control over financial processes and reporting. Any failure to implement required, new, or improved controls, or difficulties encountered in their implementation, could have a Material Adverse Effect or cause High Tide to fail to meet its reporting obligations under applicable Laws. Further, in the event that High Tide or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in High Tide’s consolidated financial statements and could have a Material Adverse Effect.

General Economic Risks

The operations of the Company could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the sales and profitability of the Company. Investors should further consider, among other factors, the prospects for success, of the Company, in light of the risks and uncertainties encountered by companies that, like the Company, are in their early stages. The Company may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Company fails to do so, such failure could materially harm the Business and could result in a Material Adverse Effect.

Difficulty to Forecast

The Company relies, and will need to rely, largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect.

Management of Growth

To manage growth effectively and continue the sale and distribution of cannabis and cannabis products at the same pace as currently undertaken, or at all, the Company will need to continue to implement and improve its operational and financial systems and to expand, train and manage its larger employee base. The ability of the Company to manage growth effectively may be affected by a number of factors, including, among other things, non-performance by third party contractors and suppliers, increases in materials or labour costs, and labour disputes. The inability of the Company to manage or deal with growth could have a Material Adverse Effect.

Additional Capital

The continued development of the Business may require additional financing, and any failure to raise such capital could result in the delay or indefinite postponement of the current and future business strategy of the Company, or result in the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders of the Company could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of the Common Shares.

In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may increase the debt levels of the Company above industry standards and impact the ability of the Company to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for the Company to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that the Company would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

Inability to Develop New Products or Find Market

The cannabis industry is in its early stages of development and it is likely that the Company, and existing and future competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. In addition, the Company may be required to obtain additional regulatory approvals from applicable Cannabis regulatory authorities and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. On October 17, 2019, new regulations under the Cannabis Act came into force, permitting the production and sale of cannabis edibles, extracts, and topicals. The impact of these regulatory changes on the Business is unknown. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, could have a Material Adverse Effect.

Product Obsolescence

The cannabis market and associated products and technology are rapidly evolving, both domestically and internationally. As a result, the Company may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing new products is complex and requires significant costs, development efforts, and third-party commitments. Any failure on the part of the Company to develop new products and technologies and/or the potential disuse of the existing products of the Company and technologies could have a Material Adverse Effect. The success of the Company will depend, in part, on the ability of the Company to continually invest in research and development and enhance existing technologies and products in a competitive manner. However, there can be no guarantee that the Company will be able to invest in research and development and enhance existing technologies and products in a competitive and timely manner, and any failure to do so could have a Material Adverse Effect.

Restrictions on Branding and Advertising

The success of the Company depends on the ability of the Company to attract and retain customers. applicable Laws strictly regulate the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. As at the AIF Date, applicable Laws prohibit the use of testimonials and endorsements, depiction of people, characters and animals and the use of packaging that may be appealing to young people. Existing and future restrictions on the packaging, labelling, and the display of cannabis and cannabis products may adversely impact the ability of the Company to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This could ultimately have a Material Adverse Effect.

Unfavorable Publicity or Consumer Perception

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. In general, cannabis continues to be a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of the products of the Company may, from time to time, be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis and cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a Material Adverse Effect, including by affecting the demand for the Company’s products and the Business. In particular, adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a Material Adverse Effect, and could affect the demand for the products of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the products of the Company specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a Material Adverse Effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

Lastly, the parties with which the Company does business from time to time may perceive that they are exposed to reputational risk as a result of the Business, which could make it difficult for the Company to establish or maintain banks and other business relationships. Any failure to establish or maintain such business relationships could have a Material Adverse Effect.

Acquisitions or Dispositions

Since its inception, the Company has completed a number of significant acquisitions. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including (a) the risk that there could be a potential disruption of the Business, (b) the risk that the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected (including the risk that perceived synergies associated with such transactions may not eventuate or are less pronounced than originally expected), (c) the risk that the transactions will result in an increase in the scope and complexity of the operations of the Company which the Company may not be able to managed effectively, and (d) the risk of a loss or reduction of control over certain assets of the Company.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to the Company at the time of acquisition could have a Material Adverse Effect. A strategic transaction may also result in a significant change in the nature of the business, operations and strategy of the Company. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the existing operations of the Company.

Further, the Company intends to continue to seek viable market opportunities to grow the Business both organically and through acquisitions (such as the proposed acquisition of Smoke Cartel Inc., described earlier in this Annual Information Form), dispositions, and other strategic transactions. Any inability, on the Company’s part, to successfully identify and/or execute on such transactions in a timely manner could have a Material Adverse Effect. In particular, the Company may, in pursuing such transactions, devote considerable resources and incur significant expenses (including on, among other things, conducting due diligence and negotiating the relevant agreements and instruments). In the event that a proposed acquisition or disposition is not completed on the terms and within the timelines anticipated, such expenses may reduce the profitability of the Company and could have a Material Adverse Effect.

Holding Company Risk

High Tide is a holding company. Essentially, all of High Tide’s operating assets are the capital stock of its Subsidiaries, and substantially all of the Business is conducted through its Subsidiaries which are separate legal entities. Consequently, High Tide’s cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of High Tide’s Subsidiaries and the distribution of those earnings to High Tide. The ability of High Tide to pay dividends and other distributions will depend on the operating results of its Subsidiaries and will be subject to applicable Laws (which require that certain solvency and capital standards be maintained by High Tide) and applicable contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of High Tide’s Subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of such Subsidiaries before any assets are made available for distribution to High Tide.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by Governmental Entities. Global financial conditions could suddenly and rapidly destabilize in response to future events as Governmental Entities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes including natural disasters, the outbreak of communicable disease, geopolitical instability, and changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the Company, or the ability of the operators of the companies in which the Company may, from time to time, hold interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event that increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, such events could result in a Material Adverse Effect.

Litigation

The Company may, from time to time, become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could have a Material Adverse Effect. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, can divert Management’s attention and resources and can cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and the Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While the Company may have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation could have a Material Adverse Effect. Litigation may also create a negative perception of the Company. Any decision resulting from any such litigation could have a Material Adverse Effect.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon High Tide’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that High Tide will declare a dividend on a quarterly, annual or other basis.

Customer Acquisitions

The success of the Company depends, in part, on the ability of the Company to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the ability to continually source desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. Any failure to acquire and retain customers would have a Material Adverse Effect.

Risks Inherent in an Agricultural Business

The business of certain suppliers of the Company involves the growth and cultivation of cannabis. Cannabis is an agricultural product, and as such, the business of growing and cultivating cannabis is subject to the customary risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Weather conditions, which can vary substantially from year to year, may from time to time also have a significant impact on the size and quality of the harvest of the crops processed and sold by certain suppliers of the Company. Significant fluctuations in the total harvest could impact the ability of the Company to operate. Further, high degrees of quality variance can also affect the ability of the Company to obtain and retain customers. There can be no assurance that natural elements will not have a material adverse effect on the cannabis and cannabis products produced by suppliers of the Company, which could have a Material Adverse Effect.

Uninsured or Uninsurable Risks

While the Company may have insurance to protect its assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. No assurance can be given that such insurance will be adequate to cover the liabilities of the Company or that it will be available in the future or at all, and that it will be commercially justifiable. The Company may be subject to liability for risks against which the Company cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available to the Company for normal business activities. Payment of liabilities for which the Company does not carry insurance could have a Material Adverse Effect.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend, among other things, on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by provincial agencies responsible for the sale of cannabis) and other market conditions, all of which are factors beyond the control of the Company, and which could have a Material Adverse Effect.

Intellectual Property

The success of the Company depends, in part, on the ability to protect the Company’s ideas and technologies. As such, the ownership and protection of current and future trademarks, patents, trade secrets and intellectual property rights of the Company, as applicable, are currently, and are expected to be, key aspects of the future success of the Company. However, registration of trademarks, patents and other intellectual property could potentially be rejected by the governing authorities of the regions in which the Company is currently pursuing, or will from time to time pursue, business opportunities and the validity of any registrations granted may subsequently be challenged by third-parties. The outcome of these registration and validity challenge processes is unpredictable.

In addition, unauthorized parties may attempt to replicate or otherwise obtain and use the current and future products and technologies of the Company. Policing the unauthorized use of the current or future trademarks, patents, trade secrets or intellectual property rights of the Company could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of such events, to the extent involving the Company, could have a Material Adverse Effect.

Finally, other parties may claim that the products of the Company infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company may have infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable, or at all, licences or other rights with respect to intellectual property that High Tide does not own.

Transportation Risks

The suppliers of the Company will depend on fast and efficient courier and transportation services. Any prolonged disruption of such courier and transportation services could have a Material Adverse Effect. Due to the nature of the Business, security of product during transport is of the utmost concern. A breach of security during transport or delivery could have a Material Adverse Effect. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of applicable Cannabis regulatory authorities or other regulatory agencies, could also have an impact on the ability of the Company, as well as its suppliers’ ability to continue operating.

Leases

The Company may, from time to time, enter into lease agreements for locations in respect of which at the time of entering such agreement, the Company does not have a license or permit to sell cannabis and cannabis products. In the event the Company is unable to obtain Authorizations to sell cannabis and cannabis products at such locations in compliance with applicable Laws, such leases may become a liability of the Company without a corresponding revenue stream. In the event that the Company is unable to obtain permits and/or licences at numerous locations for which the Company has or will have a lease obligation, this could have a Material Adverse Effect.

International Sales and Operations

The Company conducts a portion of the Business in foreign jurisdictions such as the United States, and the Netherlands, and is subject to regulatory compliance in the jurisdictions in which it operates from time to time. The sales operations of the Company in foreign jurisdictions are subject to various risks, including, but not limited to, exposure to currency fluctuations, political and economic instability, increased difficulty of administering business, and the need to comply with a wide variety of international and domestic Laws and regulatory requirements. Further, there are a number of risks inherent in the Company’s international activities, including, but not limited to, unexpected changes in the governmental policies of Canada, the United States, or other foreign jurisdictions concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign languages, longer accounts receivable payment cycles, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign Laws, and difficulties supervising and managing local personnel. The financial stability of foreign markets could also affect the Company’s international sales. Such factors may have a Material Adverse Effect. In addition, international income may be subject to taxation by multiple jurisdictions, which could also have a Material Adverse Effect.

Ancillary Business in the United States Cannabis Industry

The Company derives a portion of its revenues from the cannabis industry in certain States. The Company is not directly or indirectly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational or medical cannabis industry in the U.S., however, the Company may be considered to have ancillary involvement in the U.S. cannabis industry. Due to the current Business and any future opportunities, the Company may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described in this Annual Information Form.

Significant Risk of Enforcement of U.S. Federal Laws

There can be no assurance that the U.S. federal government will not seek to prosecute cases involving cannabis businesses, including those of the Company, notwithstanding compliance with the securities Laws of the applicable State. Such proceedings could have a Material Adverse Effect.

Further, violations of any U.S. federal Laws could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, including on its reputation and ability to conduct business, its ability to list its securities on stock exchanges, its financial position, its operating results, its profitability or liquidity or the value of its securities. In addition, the time of Management and advisors of the Company and resources that would be needed for the investigation of any such matters or their final resolution could be substantial.

Political and Other Risks Operating in Foreign Jurisdictions

The Company has operations in various foreign markets and may have operations in additional foreign and emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the Laws governing the controlled substances industry in such foreign jurisdictions. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; fluctuations in currency exchange rates, military repression, war or civil unrest, social and labour unrest, organized crime, terrorism, violent crime, expropriation and nationalization, renegotiation or nullification of existing Authorizations, changes in taxation policies, restrictions on foreign exchange and repatriation, and changes political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Corruption and Anti-Bribery Law Violations

The Company is subject to Canadian Laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery and anti-money laundering Laws of foreign jurisdictions in which it may from time to time conduct the Business. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct, whether prohibited under the Company’s policies and procedures or under anti-bribery Laws, for which the Company may be directly or indirectly held responsible. There can be no assurance that the Company’s internal control policies and procedures from time to time in effect will protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a Material Adverse Effect.

Applicable Privacy Laws

The Company may from time to time collect and store personal information about its customers and will be responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly client lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a Material Adverse Effect.

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SCHEDULE “B”

AUDIT COMMITTEE CHARTER

(See attached)